Form 10-K, Exhibit 13
period 1996-12-31
OPTICAL SENSORS INC
filed 1997-03-28
CIK 907658

                                                                    Exhibit 13.1
                           COMMON STOCK INFORMATION

The common stock of Optical Sensors Incorporated has been traded on the Nasdaq National Market, under the symbol OPSI, since the company's initial public offering on February 14, 1996. The following table sets forth the high and low closing prices for the company's common stock, as reported by the Nasdaq National Market, for the periods indicated:

Quarter ended           High      Low
--------------------  --------  --------
March 31, 1996         $14.875   $10.375
June 30, 1996           14.250    10.250
September 30, 1996      10.750     5.250
December 31, 1996        9.250     7.750

The foregoing prices reflect inter-dealer prices, without retail mark-up, mark-down or commission. As of March 20, 1997, the company had approximately 315 of record and an estimated 3,100 beneficial holders whose shares were registered in the names of nominees.

  Optical Sensors Incorporated has never paid any cash dividends on its common stock, and does not anticipate paying any cash dividends on its common stock in the foreseeable future. During 1996, the company sold a total of 18,566 shares of common stock pursuant to the exercise of stock options with an exercise price of $.90 per share, under Rule 701 of the Securities Act of 1933.

SELECTED FINANCIAL DATA SELECTED FINANCIAL DATA

                                                          Years ended December 31,
                                         -----------------------------------------------------------------
                                                  1996        1995         1994         1993       1992
                                         -----------------------------------------------------------------
                                                  (In thousands, except per share data)
STATEMENTS OF OPERATIONS DATA
 Net sales                                      $    163    $    --         $    --    $    --    $    --
 Operating expenses                                9,734      8,249           6,463      5,586      3,688
 Loss from operations                             10,940      8,249           6,463      5,586      3,688
 Interest income (expense), net                    1,555        118             183        149         35
 Net loss                                          9,385      8,131           6,280      5,437      3,653
 Net loss per common share                      $   1.30    $  2.70         $  2.10    $  1.82    $  1.23




                                                          Years ended December 31,
                                         -----------------------------------------------------------------
                                                  1996        1995         1994         1993       1992
                                         -----------------------------------------------------------------
                                                  (In thousands, except per share data)
BALANCE SHEET DATA
 Cash and cash equivalents                      $ 30,135    $ 5,395         $ 2,851    $ 9,105    $ 2,284
 Working capital                                  30,039      5,242           2,363      8,734      1,820
 Total assets                                     32,369      6,367           3,582      9,741      2,962
 Long-term debt                                       --         --              --         89        153
 Total shareholders' equity                       31,050      5,778           2,987      9,182      2,313


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

Optical Sensors Incorporated (the "Company") has developed the SensiCath system, a patient-attached, on-demand arterial blood gas ("ABG") monitoring system, which provides precise and accurate ABG results within 60 seconds without exposure to potentially infectious blood or depleting the patient's blood supply (the "SensiCath System"). ABG tests measure oxygen ("O\2\"), carbon dioxide ("CO\2\"), and acid-base ("pH") in a sample of blood taken from the patient's artery. The Company believes that the SensiCath System is the first ABG analyzer to be integrated into both an arterial pressure monitoring line and a critical care patient monitoring system. The SensiCath System utilizes a disposable, fiberoptic sensor device ("the SensiCath Sensor") connected to a small modular instrument that can be configured to integrate with bedside monitoring systems or to serve as a stand-alone monitor.

The SensiCath System is currently available in two configurations. The first configuration of the SensiCath System combines the SensiCath Sensor with a module (the "OnlineABG Module") that plugs into bedside monitors manufactured by Marquette Medical Systems, Inc. ("Marquette"). The second configuration of the SensiCath System consists of the SensiCath Sensor, the OnlineABG Module and a stand-alone monitor ("the OpticalCAM") that can be used as a stand-alone monitoring device or can interface with bedside monitors supplied by other manufacturers of patient monitoring equipment. The Company plans to market the OpticalCAM monitor to all hospitals regardless of the type of monitoring system used by the hospital. Currently, the OpticalCAM is able to interface with patient monitoring systems sold by the Hewlett-Packard Company and SpaceLabs Medical, Inc. The two configurations of the SensiCath System give the Company access to over 80 percent of the monitored critical care beds in the United States. The Company's strategy is to become the leader in the design, development and commercialization of sensors and integrated monitoring systems for the measurement of ABG and other critical blood analytes at the point-of-care and thereby establish a new standard of care for critically ill patients.

The Company completed product development of the initial configuration of the SensiCath System in June 1995 and received 510(k) clearance to market the SensiCath System from the FDA in January 1996. The Company completed development of the OpticalCAM monitor in September 1996 and received 510(k) clearance to market the OpticalCAM monitor from the FDA in January 1997.

RESULT OF OPERATIONS

Fiscal Years Ended December 31, 1996 and 1995

The Company had no sales in 1995. Net sales for 1996 were $163,068. Approximately 52% of sales have been to Marquette for demonstration purposes and for clinical marketing studies, approximately 18% of sales have been to international distributors for demonstration purposes, and approximately 20% of sales have been commercial sales to customers.

Costs of products sold to date have been primarily related to the establishment of commercial manufacturing operations and manufacturing of sensors for clinical studies and other testing purposes. Costs of products sold were $1,369,221 and $981,151 in 1996 and 1995 respectively. In 1995, production costs were recorded as research and development expenses because the Company had no sales in that period. The increase in 1996 is the result of increased activities to scale-up manufacturing to meet anticipated future sales demand.

Research and development expenses were $5,632,458 and $4,974,193 (excluding $981,151 related to costs of products sold described above) in 1996 and 1995, respectively. Research and development expenses included payments under an agreement with Marquette entered into in September 1995 pursuant to which the Company acquired ownership of the technology used in the SensiCath System. Payments to Marquette were $553,250 and $759,750 in 1996 and 1995, respectively. The Company is obligated to make two additional payments of $500,000 each subject to Marquette selling certain minimum quantities of OnlineABG Modules. The Company currently expects to make these payments to Marquette in 1997. Research and development expenses (excluding payments to Marquette) increased $864,765, or 21%, in 1996 from 1995. The increase in 1996 is primarily attributable to development expenses incurred for the OpticalCAM. The Company expects that research and development expenses will remain at comparable levels during 1997 due to the anticipated payments to Marquette and planned development of a further miniaturized sensor and new sensors to measure additional blood analytes.

Selling, general and administrative expenses were $4,102,147 and $2,293,435 in 1996 and 1995, respectively. Selling, general and administrative expenses included amortization of deferred compensation expenses (for options granted in 1995) of $623,452 and $1,008,467 in 1996 and 1995, respectively. Selling, general and administrative expenses (after adjusting for compensation expenses described above) increased $2,193,727, or 171%, in 1996 from the prior year. During 1996, the Company completed the initial hiring of its sales and marketing staff. Salaries and benefits for the expanded sales and marketing staff and travel expenses related to sales and marketing activities accounted for a significant portion of the 1996 increase in selling, general and administrative expenses. Administrative expenses also increased primarily due to the higher level of activity associated with initial commercialization of the Company's products and additional costs associated with being a public company. The

Company expects selling, general and administrative expenses to increase in 1997 in an amount similar to the 1996 increase. Substantially all of the anticipated increase is for sales and marketing staff hired late in 1996 and incremental marketing activities related to the relaunch of the SenisiCath System.

Net interest income increased $1,437,724 to $1,555,486 in 1996 from 1995. The increase is due to interest earned on the proceeds from the Company's initial public offering, which was completed in the first quarter of 1996.

The Company incurred a net loss of $9,385,272 in 1996 compared to a net loss of $8,131,017 in 1995. Since inception, the Company has incurred a cumulative net loss of $35,215,362. The increase in net loss in 1996 was primarily due to the increase in operating expenses described above. The Company anticipates that its operating losses will continue for the foreseeable future.

Fiscal Years Ended December 31, 1995 and 1994

The Company did not have any sales in 1995 or 1994.

Research and development expenses increased 25% to $5,955,344 in 1995 from $4,774,487 in 1994. The increase was primarily due to payments of $750,000 made to Marquette in 1995 under the agreement referred to above. The remainder of the increase was due to additional development efforts, start-up costs for establishing commercial manufacturing facilities, initial clinical marketing studies of the SensiCath System and a write-off of prepaid license fees of $135,000 related to the cancellation of license agreements.

Selling, general and administrative expenses increased 36% to approximately $2,293,435 in 1995 from approximately $1,688,309 in 1994. The increase was due to an increase in compensation expense of $1,008,000 related to stock options granted from June through October 1995, offset in part by cost reduction measures taken by the Company in the fourth quarter of 1994. These measures were instituted because of a delay in product development that began in late 1994.

Net interest income decreased 36% to approximately $118,000 in 1995 from approximately $183,000 in 1994. The decrease was due to a decline in short-term investments caused by continued operating losses and capital equipment purchases.

LIQUIDITY AND CAPITAL RESOURCES

In the first quarter of 1996, the Company completed an initial public offering of 2,875,000 shares of Common Stock. The net proceeds to the Company from the public offering were approximately $33,916,000. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "OPSI."

The Company's cash and cash equivalents were $30,134,800 and $5,394,721 at December 31, 1996 and December 31, 1995, respectively. The increase is due to the proceeds from the public offering, offset by cash used in 1996. The Company incurred cash expenditures of $8,779,365 for operations (including lease payments of $725,150 under operating leases for capital equipment) and $496,084 for capital expenditures in 1996. The capital equipment expenditures and operating lease payments were principally for the acquisition of tooling and equipment, primarily for commercial launch of the Company's products and for research and development purposes. As of December 31, 1996, the Company had no material commitments outstanding for tooling and equipment. Subsequent to year end, the Company entered into commitments of approximately $225,000 to acquire tooling for production of the OpticalCAM monitor.

As of December 31, 1996, the Company had commitments outstanding for approximately $500,000 to purchase OpticalCAM monitors and OnlineABG Modules. Subsequent to year end, the Company entered into additional commitments of approximately $1,700,000 to purchase OpticalCAM monitors and OnlineABG Modules.

The Company increased its inventory levels during 1996 to support future product sales. A substantial portion of the inventory level at December 31, 1996 consisted of key components and OnlineABG Modules for which the Company relies on sole suppliers.

With the proceeds of the initial public offering, the Company believes that sufficient liquidity is available to satisfy its working capital needs at least through 1997.

CERTAIN IMPORTANT FACTORS

There are several important factors that could cause the Company's actual results to differ materially from those anticipated by the Company or which are reflected in any forward-looking statements of the Company. These factors, and their impact on the success of the Company's operations and its ability to achieve its goals, include the following:

 . MARKET ACCEPTANACE OF THE SENSICATH SYSTEM. The Company's future revenues will depend on market acceptance of the SensiCath System. The company will need to demonstrate to health care professionals, hospital administrators and third-party payors the accuracy, reliability, ease of use, safety and cost effectiveness of the sensicath system. in order to use the SensiCath System, hospitals need to acquire the OnlineABG Module, and if they do not have a Marquette patient bedside monitoring system the OpticalCAM monitor, both of which may require capital expenditure approvals by the hospital.

 . TIMELY INSTALLATION OF THE SENSICATH SYSTEM. The Company's ability to increase sales in the near-term will depend on timely installation and in-service training of the onlineABG Module, which is provided by Marquette. the company does not have control over the scheduling of this installation and in-service training for the OnlineABG Module.

 . SALES TO INSTALLED BASE. The Company's plan for increasing sales in 1997 is based, in part, on its ability to sell the SensiCath System to Marquette's installed base of Tramscope and Solar patient monitoring systems. in order to interface with the SensiCath System, Tramscope systems need either hardware or software upgrades or both, and previously installed solar systems need a software upgrade. These upgrades require an additional investment by hospitals with Tramscope systems and hospitals with Solar Systems that are not under warranty. Hospitals may be reluctant to absorb the costs associated with the purchase of an OnlineABG Module and upgrades needed to interface the solar and tramscope system with the SensiCath System.

 . COMPETITION. Competition among companies attempting to provide ABG and other critical blood analyte analysis at the point-of-care is intense and increasing. there can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than the Company's products or that would render the Company's products obsolete or non-competitive.

 . FUTURE REGULATORY APPROVALS. The Company's ability to market new configurations of or improvements to the SensiCath System and any products it may develop in the future will require clearances or approvals from the FDA and in some instances foreign governmental agencies. The process for obtaining necessary regulatory clearances and approvals can be expensive and time consuming. There can be no assurance that the Company will be able to obtain necessary regulatory approvals and clearances in the future on a timely basis, or at all.

 . SOLE SOURCES OF SUPPLY. Currently, the Company has only one supplier for the OnlineABG module, the OpticalCAM monitor and certain other key components.
   Any disruption or delay in the supply of key components or instrumentation could have a material adverse effect on the Company.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                             Financial Statements

                    Years ended December 31, 1995 and 1996


                                    CONTENTS

Report of Independent Auditors........................   1

Audited Financial Statements

Balance Sheets........................................   2
Statements of Operations..............................   3
Statement of Shareholders' Equity.....................   4
Statements of Cash Flows..............................  12
Notes to Financial Statements.........................  13


                         Report of Independent Auditors


Board of Directors
Optical Sensors Incorporated

We have audited the accompanying balance sheets of Optical Sensors Incorporated (a development stage company) as of December 31, 1995 and 1996, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and the period from May 23, 1989 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Sensors Incorporated (a development stage company) at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and the period from May 23, 1989 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

                                                  /s/ Ernst & Young LLP

Minneapolis, Minnesota
February 7, 1997

                          Optical Sensors Incorporated
                         (A Development Stage Company)

                                 Balance Sheets

                                                  DECEMBER 31
                                              1995           1996
                                        -----------------------------
ASSETS
Current assets:
 Cash and cash equivalents                $  5,394,721   $ 30,134,800
 Accounts receivable                                 -         91,040
 Inventory                                           -        931,917
 Prepaid expenses and other current
   assets                                      436,503        200,731
                                          ------------   ------------
Total current assets                         5,831,224     31,358,488

Property and equipment:
 Research and development equipment            375,124        292,488
 Leasehold improvements                        174,673        199,211
 Furniture and equipment                        35,796         77,895
 Marketing equipment                                 -        344,448
 Production equipment                                -        167,635
                                          ------------   ------------
                                               585,593      1,081,677
 Less accumulated depreciation                (373,237)      (488,043)
                                          ------------   ------------
                                               212,356        593,634
Other assets:
 Patents                                       230,549        328,630
 Other assets                                   93,002         88,445
                                          ------------   ------------
                                               323,551        417,075
                                          ------------   ------------
Total assets                              $  6,367,131   $ 32,369,197
                                          ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                         $    116,609   $    740,804
 Employee compensation                         468,952        577,228
 Other liabilities and accrued expenses          3,753          1,541
                                          ------------   ------------
Total current liabilities                      589,314      1,319,573

Commitments

SHAREHOLDERS' EQUITY
Preferred Stock, par value $.01 per
 share
 Authorized shares--5,000,000
Convertible Preferred Stock, Series A
 through E, par value $.01 per share:
 Issued and outstanding shares
  1995--4,766,974; 1996--0                      47,670              -
Common Stock, par value $.01 per share:
 Authorized shares--30,000,000
 Issued and outstanding shares
  1995--610,443; 1996--8,341,497                 6,105         83,415
Additional paid-in capital                  32,970,358     66,974,345
Deficit accumulated during the
 development stage                         (25,830,090)   (35,215,362)
Deferred compensation                       (1,171,226)      (547,774)
Note receivable from officer                  (245,000)      (245,000)
                                          ------------   ------------
 Total shareholders' equity                  5,777,817     31,049,624
                                          ------------   ------------
Total liabilities and shareholders'
 equity                                   $  6,367,131   $ 32,369,197
                                          ============   ============

See accompanying notes.

                          Optical Sensors Incorporated
                         (A Development Stage Company)

                            Statements of Operations


                                                                                       CUMULATIVE
                                                                                      MAY 23, 1989
                                                                                     (INCEPTION) TO
                                                   YEAR ENDED DECEMBER 31             DECEMBER 31,
                                              1994          1995          1996            1996
                                        -----------------------------------------------------------

Net sales                                 $             $             $    163,068     $    163,068
Cost of goods sold                                                      (1,369,221)      (1,369,221)
                                        -----------------------------------------------------------
Gross margin                                                            (1,206,153)      (1,206,153)

Operating expenses:
 Research and development                   4,774,487     5,955,344      5,632,458       25,022,866
 Selling, general and administrative        1,688,309     2,293,435      4,102,147       11,020,959
                                        -----------------------------------------------------------
 Operating loss                            (6,462,796)   (8,248,779)   (10,940,758)     (37,249,978)

Interest expense                               17,057        19,333                         141,385
Interest income                              (200,439)     (137,095)    (1,555,486)      (2,176,001)
                                        -----------------------------------------------------------
                                             (183,382)     (117,762)    (1,555,486)      (2,034,616)
                                        -----------------------------------------------------------
Net loss and deficit accumulated during
 development stage                        $(6,279,414)  $(8,131,017)  $ (9,385,272)    $(35,215,362)
                                        ===========================================================

Net loss per common share:
 Primary                                  $     (2.10)  $     (2.70)        $(1.30)
 Supplemental                             $     (1.21)  $     (1.32)        $(1.20)

Shares used in calculation of net loss
per share:
  Primary                                   2,986,000     3,011,000      7,222,000
  Supplemental                              5,172,000     6,149,000      7,818,000

See accompanying notes.

                          Optical Sensors Incorporated
                         (A Development Stage Company)

                       Statement of Shareholders' Equity

           Period from May 23, 1989 (inception) to December 31, 1996


                                             SERIES A         SERIES B         SERIES C
                                            CONVERTIBLE      CONVERTIBLE      CONVERTIBLE
                                          PREFERRED STOCK  PREFERRED STOCK  PREFERRED STOCK
                                        ---------------------------------------------------
                                          SHARES   AMOUNT  SHARES   AMOUNT  SHARES   AMOUNT
                                        ---------------------------------------------------

Subscriptions for sale of Common Stock
 at $.45 per share
Payments received on stock
 subscriptions, net of placement costs
Issuance of Common Stock
Issuance of Common Stock for consulting
 services
Net loss for period of May 23, 1989
 (inception) to December 31, 1989        ---------------------------------------------------
Balance at December 31, 1989

Issuance of Common Stock, net of
 offering costs of $121,502
Issuance of Common Stock for services
 provided in the private placement
Issuance of Common Stock for consulting
 services
Issuance of Common Stock upon debt
 conversion
Payments received on stock subscription
Issuance of Common Stock
Net loss                                 ---------------------------------------------------
Balance at December 31, 1990

Issuance of Series A Convertible
 Preferred Stock net of offering costs
 of $49,904                                94,370   $944
Issuance of Common Stock for technology
Net loss                                 ---------------------------------------------------
Balance at December 31, 1991               94,370    944





                                  DEFICIT
                                ACCUMULATED   PREFERRED AND
  COMMON STOCK      ADDITIONAL   DURING THE      COMMON
-----------------    PAID-IN    DEVELOPMENT       STOCK           DEFERRED
 SHARES    AMOUNT    CAPITAL       STAGE      SUBSCRIPTION      COMPENSATION     TOTAL
-----------------------------------------------------------------------------------------



127,037    $1,270  $   57,022                     $(58,292)                   $         -

                       (3,987)                      55,792                         51,805
9,560          96      13,205                      (10,000)                         3,301

  350           4       1,256                                                       1,260

                                $  (181,793)                                     (181,793)
-----------------------------------------------------------------------------------------
136,947     1,370      67,496      (181,793)       (12,500)                      (125,427)


92,678        927     711,671                                                     712,598

6,260          63         (63)                                                          -

640             6       5,751                                                       5,757


26,088        261     117,135                                                     117,396
                                                    12,500                         12,500

16,667        167     149,833                                                     150,000
                                   (636,266)                                     (636,266)
-----------------------------------------------------------------------------------------
279,280     2,794   1,051,823      (818,059)                                      236,558


                    1,011,652                      (10,635)                     1,001,961
2,778          28      24,972                                                      25,000
                                 (1,511,013)                                   (1,511,013)
-----------------------------------------------------------------------------------------
282,058     2,822   2,088,447    (2,329,072)       (10,635)                      (247,494)

                          Optical Sensors Incorporated
                         (A Development Stage Company)

                 Statement of Shareholders' Equity (continued)




                                             SERIES A         SERIES B           SERIES C
                                            CONVERTIBLE      CONVERTIBLE       CONVERTIBLE
                                          PREFERRED STOCK  PREFERRED STOCK   PREFERRED STOCK
                                        ------------------------------------------------------
                                          SHARES   AMOUNT  SHARES   AMOUNT   SHARES    AMOUNT
                                        ------------------------------------------------------

Issuance of Series B Convertible
 Preferred Stock, net of offering costs
 of $93,903                                                418,387  $4,184
Issuance of Series B Convertible
 Preferred Stock upon debt cancellation                     81,129     811
Issuance of Common Stock for consulting
 services
Payment received on stock subscriptions
Net loss                                ------------------------------------------------------
Balance at December 31, 1992               94,370    $944  499,516   4,995

Issuance of Series C Convertible
 Preferred Stock, net of offering costs
 of $815,320                                                                  958,200  $ 9,582
Issuance of Series C Convertible
 Preferred Stock upon debt cancellation                                        79,817      798
Issuance of Common Stock upon exercise
 of warrants
Issuance of Common Stock
Net loss                                ------------------------------------------------------
Balance at December 31, 1993               94,370     944  499,516   4,995  1,038,017   10,380

Issuance of Common Stock upon exercise
 of warrants and options
Value assigned to warrants issued in
 connection with debt and lease
 financings
Net loss                                ------------------------------------------------------
Balance at December 31, 1994               94,370     944  499,516   4,995  1,038,017   10,380





                                    DEFICIT
                                  ACCUMULATED   PREFERRED AND
  COMMON STOCK       ADDITIONAL    DURING THE    COMMON
-----------------     PAID-IN     DEVELOPMENT     STOCK          DEFERRED
 SHARES    AMOUNT     CAPITAL        STAGE      SUBSCRIPTION    COMPENSATION     TOTAL
----------------------------------------------------------------------------------------


                   $ 5,173,589                                               $ 5,177,773


                     1,021,416                                                 1,022,227

317        $    3        2,853                                                     2,856
                                                      $10,635                     10,635
                                $ (3,653,474)                                 (3,653,474)
----------------------------------------------------------------------------------------
282,375     2,825    8,286,305    (5,982,546)         $    --                  2,312,523


                    11,248,418                                                11,258,000

                     1,004,924                                                 1,005,722

6,658          66       35,787                                                    35,853
833             8        7,492                                                     7,500
                                  (5,437,113)                                 (5,437,113)
----------------------------------------------------------------------------------------
289,866     2,899   20,582,926   (11,419,659)                                  9,182,485


778             7        7,493                                                     7,500

                        76,051                                                    76,051
                                  (6,279,414)                                 (6,279,414)
----------------------------------------------------------------------------------------
290,644     2,906   20,666,470   (17,699,073)                                  2,986,622

                          Optical Sensors Incorporated
                         (A Development Stage Company)

                 Statement of Shareholders' Equity (continued)




                                             SERIES A         SERIES B           SERIES C            SERIES D          SERIES E
                                            CONVERTIBLE      CONVERTIBLE       CONVERTIBLE         CONVERTIBLE        CONVERTIBLE
                                          PREFERRED STOCK  PREFERRED STOCK   PREFERRED STOCK     PREFERRED STOCK    PREFERRED STOCK
                                        -------------------------------------------------------------------------------------------
                                          SHARES   AMOUNT  SHARES   AMOUNT   SHARES    AMOUNT    SHARES    AMOUNT   SHARES   AMOUNT
                                        -------------------------------------------------------------------------------------------

Value assigned to options issued in
 connection with a consulting agreement
Issuance of Series D Convertible
 Preferred Stock, net of offering costs
 of $88,501                                                                                     1,900,183  $19,002
Issuance of Series D Convertible
 Preferred Stock upon debt cancellation
Issuance of Common Stock upon exercise
 of options and warrants
Issuance of Convertible Preferred Stock
 pursuant to antidilution provisions in
 Series A through C                        18,853  $  189  157,061  $1,571    377,991  $ 3,779
Issuance of Series E Convertible
 Preferred Stock, net of offering costs
 of $33,660                                                                                                         370,338  $3,703
Value assigned to warrants in
 connection with debt and lease
 financing
Deferred compensation related to stock
 options
Amortization of deferred compensation
Net loss                                  -----------------------------------------------------------------------------------------

Balance at December 31, 1995              113,223   1,133  656,577   6,566  1,416,008   14,159  2,210,828   22,109  370,338   3,703




                                                 DEFICIT
                                               ACCUMULATED   PREFERRED AND
  COMMON STOCK      ADDITIONAL     OFFICER     DURING THE       COMMON
-----------------    PAID-IN     RECEIVABLE    DEVELOPMENT      STOCK         DEFERRED
 SHARES    AMOUNT    CAPITAL      FOR STOCK       STAGE      SUBSCRIPTION   COMPENSATION      TOTAL
------------------------------------------------------------------------------------------------------
                   $     6,150                                                             $     6,150

                     5,877,647                                                               5,896,649

                       975,689                                                                 978,796

319,799     3,199      288,147    $(245,000)                                                    46,346

                        (5,539)

                     2,962,637                                                               2,966,340

                        19,464                                                                  19,464

                     2,179,693                                               $(2,179,693)

                                                                               1,008,467     1,008,467
                                              $ (8,131,017)                                 (8,131,017)
------------------------------------------------------------------------------------------------------
610,443     6,105   32,970,358     (245,000)   (25,830,090)                   (1,171,226)    5,777,817

                          Optical Sensors Incorporated
                         (A Development Stage Company)

                 Statement of Shareholders' Equity (continued)




                               SERIES A             SERIES B               SERIES C                SERIES D              SERIES E
                             CONVERTIBLE          CONVERTIBLE           CONVERTIBLE             CONVERTIBLE            CONVERTIBLE
                           PREFERRED STOCK      PREFERRED STOCK       PREFERRED STOCK         PREFERRED STOCK        PREFERRED STOCK

                          ---------------------------------------------------------------------------------------------------------
                            SHARES   AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT      SHARES     AMOUNT     SHARES    AMOUNT
                          ---------------------------------------------------------------------------------------------------------

Issuance of Common Stock
 in conjunction with
 public offering, net of
 expenses of
$3,459,218
Conversion of Preferred
 Stock in conjunction with (113,223)  $(1,133)  (656,577)  $(6,566) (1,416,008) $(14,159) (2,210,828) $(22,109) (370,338)  $(3,703)
 public offering
Issuance of Common Stock
 upon exercise of options
 and warrants
Value assigned to warrants
 in connection with debt
 and lease financing
Amortization of deferred
 compensation
Net loss                   --------------------------------------------------------------------------------------------------------
Balance at December 31,        -      $ -           -      $ -            -     $ -             -     $ -           -      $ -
 1996
                           ========================================================================================================

See accompanying notes.



                                                   DEFICIT
                                                 ACCUMULATED   PREFERRED AND
       COMMON STOCK    ADDITIONAL    OFFICER     DURING THE       COMMON
--------------------    PAID-IN    RECEIVABLE    DEVELOPMENT      STOCK          DEFERRED
  SHARES     AMOUNT     CAPITAL     FOR STOCK       STAGE      SUBSCRIPTION    COMPENSATION      TOTAL
---------------------------------------------------------------------------------------------------------



2,875,000    $28,750  $33,887,032                                                             $33,915,782

4,766,974     47,670                                                                                    -

89,080           890       98,856                                                                  99,746


                           18,099                                                                  18,099

                                                                                    623,452       623,452
                                                $ (9,385,272)                                  (9,385,272)
---------------------------------------------------------------------------------------------------------
8,341,497    $83,415  $66,974,345   $(245,000)  $(35,215,362)  $ -                $(547,774)  $31,049,624
=========================================================================================================

                          Optical Sensors Incorporated
                         (A Development Stage Company)

                            Statements of Cash Flows


                                                                                      CUMULATIVE
                                                                                     MAY 23, 1989
                                                                                    (INCEPTION) TO
                                                   YEAR ENDED DECEMBER 31            DECEMBER 31,
                                              1994          1995          1996           1996
                                        ----------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                  $(6,279,414)  $(8,131,017)  $(9,385,272)    $(35,215,362)
Adjustments to reconcile net loss to
 net cash used in
operating activities:
  Depreciation and amortization               110,453       104,800       124,452          634,904
  Loss on write-off of research and
   development equipment                            -             -             -          133,919
  Loss on write-off of prepaid royalties            -       135,201             -          135,201
  Amortization of deferred loss on sale
   leaseback                                   11,196             -             -           11,196
  Deferred compensation amortization                -     1,008,467       623,452        1,631,919
  License fee financed with long-term
   debt                                             -             -             -          193,700
  Issuance of Common Stock for services             -             -             -           37,091
  Issuance of Common Stock in lieu of
   interest payments on notes payable               -             -             -           35,412
  Amortization of warrants in connection
  with debt and lease financing                26,534        19,464        18,099           64,097
  Issuance of options in connection with
  consulting services                          49,540         6,150             -           55,690
  Changes in operating assets and
   liabilities:
   Receivables                                      -             -       (91,040)         (91,040)
   Inventories                                      -             -      (931,917)        (931,917)
   Prepaid expenses and other assets         (131,337)     (414,391)      132,602         (617,394)
   Accounts payable and accrued expenses      100,732        82,572       730,259        1,319,573
                                        ----------------------------------------------------------
Net cash used in operating activities      (6,112,296)   (7,188,754)   (8,779,365)     (32,603,011)

INVESTING ACTIVITIES
Purchases of property, plant and
 equipment                                   (85,637)      (66,999)     (496,084)      (1,704,529)
Proceeds from disposal of equipment                -             -             -           46,947
                                        ---------------------------------------------------------
Net cash used in investing activities         (85,637)      (66,999)     (496,084)      (1,657,582)

FINANCING ACTIVITIES
Proceeds from sale leaseback                        -             -             -         283,030
Net proceeds from issuance of Common
 Stock                                          7,477        46,346    34,015,528       35,044,676
Net proceeds from issuance of Preferred
 Stock                                              -     9,841,785             -       27,290,155
Proceeds from notes payable                         -     1,053,663             -        3,177,926
Payments on long-term debt                    (63,806)   (1,142,415)                    (1,396,894)
Reimbursement to founder and shareholder            -             -             -           (3,500)
Net cash provided by (used in)          ----------------------------------------------------------
 financing activities                         (56,329)    9,799,379    34,015,528       64,395,393
                                        ----------------------------------------------------------

Increase (decrease) in cash and cash
 equivalents                               (6,254,262)    2,543,626    24,740,079       30,134,800
Cash and cash equivalents at beginning
 of period                                  9,105,357     2,851,095     5,394,721                -
Cash and cash equivalents at end of     ----------------------------------------------------------
 period                                   $ 2,851,095   $ 5,394,721   $30,134,800     $ 30,134,800
                                        ==========================================================

See accompanying notes.

                         Optical Sensors Incorporated
                         (A Development Stage Company)

                         Notes to Financial Statements

                               December 31, 1996


1. BUSINESS ACTIVITY

Optical Sensors Incorporated (the "Company") is a development stage company engaged in developing, manufacturing and marketing fiberoptic chemical sensors for blood gas monitoring for medically unstable patients in critical and intensive care units. The Company was incorporated on May 23, 1989 and reincorporated in Delaware on January 4, 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Investments classified as cash equivalent consist primarily of commercial paper and municipal bonds. The market value of investments is based on quoted market prices which approximates cost.

INVENTORIES

Inventories consist of ABG modules and raw materials which are recorded at the lower of cost (FIFO basis) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over three to five years. Leasehold improvements are amortized over the shorter of the term of the lease or life of the asset.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PATENTS

Patents are stated at cost and are amortized upon issuance of a patent on a straight-line basis over sixty months. The carrying value of patents will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that patent cost will not be recoverable, as determined based on the undiscounted cash flows over the remaining amortization period, the Company's carrying value of the patents will be reduced by the estimated shortfall of cash flows.

INCOME TAXES

The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities.

STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"). The Company adopted the disclosure only provisions of Statement 123. Accordingly, the Company has made pro forma disclosures of what net loss and loss per share would have been had the provisions of Statement 123 been applied to the Company's stock options.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

ACCOUNTING FOR LONG-LIVED ASSETS

The Company records losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

NET LOSS PER SHARE

Net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is antidilutive except that, pursuant to the Securities and Exchange and Exchange Commission (SEC) Staff Accounting Bulletins, common and common equivalent shares issued during the period beginning twelve months prior to the filing of the Company's initial public offering at prices substantially below the public offering price have been included in the calculation as if they were outstanding for all periods prior to the initial public offering presented (using the treasury stock method and the public offering price for stock options, warrants and the if-converted method for convertible preferred stock).

3. SALES OF COMMON STOCK

In 1989, the Company issued 4,930 shares of Common Stock in exchange for a release from a covenant not to compete. The non-compete covenant related to the founder's position of president with a former company.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)


3. SALES OF COMMON STOCK (CONTINUED)

Also, in 1989 and 1990, the Company sold 93,789 shares of Common Stock in a private placement for $844,100 less related costs of $121,502 plus 6,260 shares of Common Stock issued at $9.00 per share for services provided in the private placement. Additionally, in July 1990, the Company sold 16,667 shares of Common Stock for $150,000 related to the same offering.

4. CONVERTIBLE PREFERRED STOCK

In February 1991, the Company created a new class of stock, Convertible Preferred Stock, Series A. From March 1991 to November 1991, the Company sold 94,370 shares of this new class at $11.25 per share for a total consideration of $1,062,500, less related offering costs of $49,904. Each share sold includes a warrant to purchase one-fifth of a share of Common Stock at $11.25 per share. The shares had a liquidation preference of $11.25 per share.

In April 1992, the Company created a new class of Preferred Stock, Convertible Preferred Stock, Series B. From April 1992 to July 1992, the Company sold 418,387 shares of this new class at $12.60 per share for a total consideration of $5,271,676 less related offering costs of $93,903. Each share sold includes a warrant to purchase one-fourth of a share of Common Stock at $12.60 per share. The shares had a liquidation preference of $12.60 per share. See Note 5 for cancellation of related bridge loans.

In June 1993, the Company created a new class of Preferred Stock, Convertible Preferred Stock, Series C. From June 1993 to September 1993, the Company sold 958,200 shares of this new class at $12.60 per share for a total consideration of $12,073,752 less related offering costs of $815,320. In connection with the sale thereof, the Company issued warrants to a placement agent to purchase 79,869 shares of Common Stock at $7.38 per share. The shares had liquidation preference of $12.60 per share. See Note 5 for cancellation of related bridge loans.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)



4. CONVERTIBLE PREFERRED STOCK (CONTINUED)

In July 1995, the Company created a new class of Preferred Stock, Convertible Preferred Stock, Series D. From July 1995 to September 1995, the Company sold 2,210,828 shares of this new class at $3.15 per share for a total consideration of $6,963,946 less related offering costs of $88,501. The shares also had a liquidation preference of $3.15 per share. See Note 5 for cancellation or conversion of related bridge loans.

On November 28, 1995, the Company sold an aggregate of 370,338 shares of Series E Preferred Stock to certain existing shareholders, pursuant to the Company's Series E Convertible Preferred Stock Purchase Agreement, at a price of $8.10 per share for a total consideration of $3,000,000 less related offering costs of $33,660. These shares had a liquidation preference of $8.10 per share.

The Company completed an initial public offering of Common Stock in 1996 in which it sold 2,875,000 shares of Common Stock, resulting in net proceeds of $33,915,782.

At the time of the initial public offering, all shares of outstanding Preferred Stock were converted into an aggregate of 4,766,974 shares of Common Stock.

5. NOTES PAYABLE

In 1989, the Company received working capital loans totaling $110,000. The notes bore interest at an annual rate of 12%. In April 1990, notes totaling $85,000 plus the accrued interest of $4,396 were converted to Common Stock at a conversion price of $4.50 per share. In November 1990, the remaining note totaling $25,000 plus the accrued interest of $3,000 was converted to Common Stock at a conversion price of $4.50 per share.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)



5. NOTES PAYABLE (CONTINUED)

In 1991, the Company received working capital convertible bridge loans totaling $220,000. One of the notes for $50,000 was from a company that is owned by a Company Director. In 1992, the Company received an additional $780,000 of working capital convertible bridge loans. The notes bore interest at an annual rate of 2% over the First Bank National Association reference rate. Upon the completion of the sale of Series B Convertible Preferred Stock on April 28, 1992, the convertible bridge loans of $1,000,000 plus the accrued interest of $22,227 were automatically canceled as payment for 81,129 shares of Series B Convertible Preferred Stock at a price of $12.60 per share. In consideration of the purchase of the notes, the Company issued warrants to the investors to purchase 24,076 shares of Common Stock at $9.00 per share.

In 1993, the Company received working capital convertible bridge loans totaling $999,933. The notes bore interest at an annual rate of 8%. Upon completion of the sale of Series C Convertible Preferred Stock, bridge loans of $999,933 plus the accrued interest of $5,789 were automatically canceled as payment for 79,817 shares of Series C Convertible Preferred Stock at a price of $12.60 per share. In consideration of the purchase of the notes, the Company issued warrants to the investors to purchase 26,871 shares of Common Stock at $12.60 per share.

In 1995, the Company received working capital convertible bridge loans totaling $967,887. The notes bore interest at an annual rate of 8%. Upon completion of the sale of Series D Convertible Preferred Stock, bridge loans of $967,887, plus the accrued interest of $10,909, were automatically canceled or converted into 310,645 shares of Series D Convertible Preferred Stock at a price of $3.15 per share. In consideration of the purchase of the notes, the Company issued warrants to the investors to purchase 61,429 shares of Common Stock at $3.15 per share.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)



6. LEASES

The Company leases its office and research and development facility under an operating lease that expires on November 30, 1999. Operating expenses, including maintenance, utilities, real estate taxes and insurance, are paid by the Company. The Company also leases certain office equipment under operating leases.

In November 1992, the Company entered into an operating lease for capital equipment, which included a sale leaseback transaction. The Company recognized a loss on the sale leaseback of approximately $39,000. The loss has been deferred and was amortized over the term of the lease as an increase of rental expense. Under the lease agreement, the Company is allowed to lease up to $1,000,000 of equipment between November 5, 1992 and May 4, 1994. Assets leased under the agreement at December 31, 1995 and 1996 were approximately $1,002,000. The term of the lease is 42 months with payments due the first of each month. Rental payments are based on the total amount of equipment leased each month.

In March 1994, the Company entered into two lease transactions. Under the lease agreements, the Company was allowed to lease up to $1,350,000 and $150,000, respectively, of equipment between April 1, 1994 and April 1, 1995. Assets leased under the agreement at December 31, 1996 were approximately $462,000 and $79,000, respectively. Terms of the lease are 42 and 33 months, respectively, with payments due the first of each month. Rental payments are based on the total amount of equipment leased each month.

In August 1995, the Company entered into an equipment lease agreement in which $500,000 became available immediately to the Company and the remaining balance of $475,000 became available after the Company received FDA marketing clearance for its product. Assets leased under the agreement at December 31, 1996 were approximately $799,267. The term of the lease is 42 months with payments due the first of each month. Rent payments are based on the total amount of equipment leased each month.

Total rent expense under operating leases was $585,000, $765,000 and $921,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)



6. LEASES (CONTINUED)

Future minimum lease payments under noncancelable operating leases with initial or remaining terms of one year or more as of December 31, 1996 are as follows:

Year ending December 31:
  1997                      $  660,000
  1998                         475,000
  1999                         372,000
  2000                          32,000
                          ------------
                            $1,539,000
                          ============

7. INCOME TAXES

At December 31, 1996, the Company had cumulative net operating loss carryforwards for tax purposes of approximately $32,300,000 plus research and development tax credit carryforwards of approximately $1,000,000. These carryforwards are available to offset future taxable income through 2011.

As a result of the sales of Preferred Stock and additional shares of Common Stock, the Company has experienced a change in ownership under the net operating loss limitation rules. The use of losses, incurred through the change in ownership date, to offset future taxable income, will be limited during the carryforward period. The credits will also be subject to limitations under these same rules.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)



7. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                  DECEMBER 31
                                              1996           1995
                                        -----------------------------
Deferred tax assets:
 Net operating loss carryforwards         $ 11,900,000   $  8,900,000
 Tax credit carryforwards                    1,000,000        800,000
 Deferred compensation on stock options        604,000        373,000
 Vacation accrual                               71,000         69,000
 Book over tax depreciation                     98,000         69,000
 Other                                                          1,000
                                        -----------------------------

Total deferred tax assets                   13,673,000     10,212,000

Deferred tax liabilities:
 Deferred loss on sale leaseback                     -          2,000
                                        -----------------------------
Total deferred tax liabilities                       -          2,000
                                        -----------------------------

Net deferred tax assets                     13,673,000     10,210,000
Valuation allowance                        (13,673,000)   (10,210,000)
                                        -----------------------------
                                          $          -   $          -
                                        =============================

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)



8. STOCK OPTIONS AND WARRANTS

The Company has three stock option plans that include both incentive and non-statutory stock options to be granted to directors, officers, employees and consultants of the Company. Option activity is summarized as follows:

                                                                    WEIGHTED
                                                                     AVERAGE
                                            SHARES                  EXERCISE
                                          AVAILABLE     OPTIONS     PRICE PER
                                          FOR GRANT   OUTSTANDING     SHARE
                                        -------------------------------------

 Balance at December 31, 1993                60,261       273,072       $9.05
  Additional shares reserved for             51,556                      9.00
   issuance
  Granted--incentive stock options          (83,687)       83,687        9.00
  Granted--non-statutory stock options       (1,498)        1,498        9.00
  Options canceled                           15,650       (15,650)       9.00
                                        -------------------------------------
 Balance at December 31, 1994                42,282       342,607        9.04
  Additional shares reserved                948,444
  Granted--incentive stock options         (698,666)      698,666        1.25
  Granted--non-statutory stock options     (289,240)      289,240         .94
  Options canceled                          305,854      (305,854)       8.83
  Options exercised                                      (319,861)        .91
                                        -------------------------------------
 Balance at December 31, 1995               308,674       704,798        1.80
  Granted--incentive stock options         (151,650)      151,650        8.42
  Options canceled                           36,140       (36,140)       4.62
  Options exercised                                       (86,300)        .94
                                        -------------------------------------
 Balance at December 31, 1996               193,164       734,008       $3.11
                                        =====================================

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)



8. STOCK OPTIONS AND WARRANTS (CONTINUED)

The weighted average fair value of options granted is summarized as follows:

                                 1996   1995
                               --------------

 Stock price = exercise price    $5.22  $4.03
 Stock price > exercise price     5.36   2.70

The exercise price of options outstanding at December 31, 1996 ranged from $.90 to $13.00 per share, as summarized in the following table:

                                                        WEIGHTED AVERAGE        NUMBER OF              WEIGHTED
         RANGE OF            SHARES OUTSTANDING AT           REMAINING            SHARES             AVERAGE EXERCISE
      EXERCISE PRICE           DECEMBER 31, 1996          CONTRACTUAL LIFE      EXERCISABLE           PRICE PER SHARE
----------------------------------------------------------------------------------------------------------------------

$  .90 to $  5.00                     538,619             8.54 years           155,015                    $1.13
 5.01 to   9.00                       139,009             9.23                  34,528                     8.94
 9.01 to 13.00                         56,380             7.87                  14,110                     9.90
                              ----------------------------------------------------------------------------------------
Total                                 734,008             8.62 years           203,653                    $3.06
                              ========================================================================================

The number of shares exercisable at December 31, 1994 and 1995 was 154,240 and 197,887 respectively at a weighted average exercise price of $9.08 and $1.90 per share, respectively.

Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates ranging from 5.5% to 6.3%, volatility factor of the expected market price of the Company's Common Stock of
 .79 and a weighted-average expected life of the option of 7 years.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)


8. STOCK OPTIONS AND WARRANTS (CONTINUED)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value statement, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                        1995           1996
                                                    --------------------------
Pro forma net loss                                  $ 8,131,017   $ 9,451,264
Pro forma net loss per common share                 $      2.70   $      1.31

These pro forma amounts may not be indicative of future years' amounts since the Statement provides for a phase-in of option values beginning with those granted in 1995.

At December 31, 1996, the Company has total exercisable warrants outstanding to purchase shares of its Common Stock as follows: 2,777 shares at $.90 per share, 71,706 shares at $3.15 per share, 79,869 shares at $7.38 per share, 36,298 shares at $9.00 per share, 9,095 shares at $11.25 per share and 151,730 shares at $12.60 per share. These warrants expire at various dates in 1997 through 2001.

DEFERRED COMPENSATION

For options granted during the period June 17, 1995 through October 3, 1995 to purchase a total of 971,640 shares of Common Stock at exercise prices ranging from $.90 to $2.70 per share in August 1995, the Company recognized $2,179,693 as deferred compensation for the excess of the deemed value for accounting purposes of the Common Stock issuable upon exercise of such options over the aggregate exercise price of such options. The deferred compensation expense is amortized ratably over the vesting period of the options. Deferred compensation expense was $1,008,467 and $623,452 for the years ended December 31, 1995 and 1996, respectively.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)


8. STOCK OPTIONS AND WARRANTS (CONTINUED)

The remaining unamortized deferred compensation is expected to be charged to operations as follows:

  1997                   $325,984
  1998                    166,186
  1999                     55,604
                       ----------
                         $547,774
                       ==========

9. LICENSE AGREEMENTS

In June 1991, the Company entered into a license agreement to license certain fiberoptic chemical sensor technology from another licensor. In consideration for the technology, the Company agreed to pay $88,000 upon execution of the agreement and executed a promissory note in the amount of $352,000 payable in four equal amounts annually. In June 1995, the final payment was made on the promissory note. The Company does not intend to use the technology in the future and, therefore, does not anticipate paying any royalties under the agreement.

In August 1991, the Company entered into an agreement to purchase additional fiberoptic chemical sensor technology for $10,000. In addition, the Company issued 2,778 shares of Common Stock to the licensor upon assignment of the technology. The Company also issued a warrant to the licensor to purchase 2,777 shares of Common Stock which may be exercised if sales of product that are based significantly on the technology acquired aggregate $1,000,000. In addition, the Company has agreed to pay royalties on sales of industrial and environmental products for which the technology purchased is a significant part. The royalties shall be 5%, 4% and 3% on the first, second and third $10 million sales increments and 2% on sales in excess of $40 million. For sales of such products by any future licensees of the Company, the Company shall pay 25% of all licensing fees received up to $500,000 and 10% thereafter. The Company has made all payments for the technology. The Company does not intend to use the technology in the future and, therefore, does not anticipate paying any royalties under the agreement.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)


9. LICENSE AGREEMENTS (CONTINUED)

In October of 1994, the Company entered into an agreement to have certain mathematical models developed related to chemical sensor technology. In consideration for the mathematical models, the Company has agreed to pay a fee of $45,000, payable in four installments of $11,250 beginning October 1, 1994. The Company has made all payments under the agreement. This agreement can be canceled with a 90 day notice.

In September 1995, the Company entered into an agreement to acquire technology and the exclusive worldwide right to transfer and exploit such technology. In consideration for the technology, the Company has agreed to pay $2,000,000 payable as follows: $500,000 upon execution of the agreement, $500,000 upon completion of the technology, $500,000 once the product has been sold and installed in 20 hospitals and $500,000 once the product has been sold and installed in an additional 50 hospitals. The Company also agreed to pay $50,000 per month for engineering and technical support from August 1, 1995 through January 31, 1996. As of December 31, 1996, the Company has $1,000,000 remaining under this agreement which directly relates to products sold.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)


10. EMPLOYMENT AGREEMENT

The Company has an employment agreement ("agreement") with the President and Chief Executive Officer of the Company. The agreement provides for a base salary currently at $185,000 per year, which may be increased by the Board of Directors and provides for an annual incentive bonus in an amount not less than 20% of the base salary if the Company reaches milestones agreed to by the Board and the President. The President also receives an automobile allowance of $500 per month. The agreement requires the President to assign to the Company patents and other proprietary rights related to the Company's business and to keep the Company's proprietary information confidential. The President is also prohibited from competing with the Company for a period of one year following termination of employment with the Company. Additionally, the agreement provides for severance pay equal to twelve months of base salary if the President is terminated without cause.

In connection with the employment agreement, the Company granted the President options to purchase 121,162 shares of Common Stock at a price of $9.00 per share. In August of 1995, these options were canceled, and the Board of Directors granted the President a non-statutory option to purchase 272,222 shares of Common stock at a price of $.90 per share.

In September 1995, the President exercised this option under the Company's 1991 Stock Option Plan to purchase 272,222 shares of Common Stock at a price of $.90 per share. The right to retain certain of the shares is subject to the President's continued employment through August 2, 1999. As payment for the shares, the President executed a $245,000 promissory note, payable in full on August 1, 1998, at an interest rate of 5.91%. The note is secured by the shares of Common Stock and proceeds of any dividend or other distribution attributable to the shares.

                         Optical Sensors Incorporated
                         (A Development Stage Company)


                   Notes to Financial Statements (Continued)


11. EMPLOYEE BENEFIT PLANS

In July 1992, the Company adopted a 401(k) savings plan. Employees employed on July 1, 1992 were automatically eligible to participate and employees hired after July 1, 1992 are eligible to participate after six months of service and attaining the age of 21. Employees may contribute up to the maximum amount which will not violate provisions of the Plan or cause the Plan to exceed the maximum amount allowable as a deduction to the employer. The Company, at its discretion, may make matching contributions equal to a percentage of the employee's contribution. The Company did not contribute to the Plan in 1994, 1995 or 1996.