Form 10-K405, Exhibit 13
period 1997-12-31
OPTICAL SENSORS INC
filed 1998-03-27
CIK 907658

                                                                    EXHIBIT 13.1


ITEM 5. MARKET FOR THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

COMMON STOCK INFORMATION

The common stock of Optical Sensors Incorporated has been traded on The Nasdaq National Market, under the symbol OPSI, since the company's initial public offering on February 14, 1996. The following table sets forth the high and low closing prices for the company's common stock, as reported by the Nasdaq National Market, for the periods indicated:

QUARTER ENDED                HIGH          LOW
-------------------------------------------------
March 31, 1997           $   11.500    $   7.500
June 30, 1997                 8.750        4.500
September 30, 1997            7.375        4.500
December 31, 1997             8.000        4.500

March 31, 1996            $  14.875    $  10.375
June 30, 1996                14.250       10.250
September 30, 1996           10.750        5.250
December 31, 1996             9.250        7.750

   The foregoing prices reflect inter-dealer prices, without dealer markup, mark-down or commissions, and may not represent actual transactions.

   As of March 13, 1998, the company had 268 shareholders of record of its common stock and an estimated 3,500 beneficial holders whose shares were registered in the names of nominees.

   Optical Sensors Incorporated has never paid any cash dividends on its common stock, and does not anticipate paying any cash dividends on its common stock in the foreseeable future.

   During 1997, the Company sold a total of 14,647 shares of common stock pursuant to the exercise of warrants with an exercise price ranging from $3.15 to $9.00 per share, under Section 4(2) of the Securities Act of 1933.

ITEM 6. SELECTED FINANCIAL DATA

                                                               YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------------------
                                                1997        1996        1995        1994        1993
                                           ------------------------------------------------------------
                                                        (In thousands, except per share data)
STATEMENTS OF OPERATIONS DATA
    Net sales                               $     141         163    $     --     $     --      $     --
    Operating expenses                         10,472       9,734       8,249        6,463         5,586
    Loss from operations                      (12,527)    (10,940)     (8,249)      (6,463)       (5,586)
    Interest income, net                        1,193       1,555         118          183           149
    Net loss                                $ (11,333)   $ (9,385)    $(8,131)    $ (6,280)     $ (5,437)

    Net loss per common share
       Basic and diluted                    $   (1.35)   $  (1.30)   $ (19.27)    $ (21.88)     $ (18.72)

                                                                     DECEMBER 31,
                                             -----------------------------------------------------------
                                                1997       1996        1995        1994        1993
                                             -----------------------------------------------------------
                                                                     (In thousands)
BALANCE SHEET DATA
    Cash and cash equivalents               $  17,101    $ 30,135    $  5,395     $  2,851      $  9,105
    Working capital                            18,220      30,039       5,242        2,363         8,734
    Total assets                               21,626      32,369       6,367        3,582         9,741
    Long-term debt                                472          --          --           --            89
    Total shareholders' equity                 20,157      31,050       5,778        2,987         9,182

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

Optical Sensors Incorporated (the "Company") has developed the SensiCath system, a patient-connected, on-demand arterial blood gas ("ABG") monitoring system, which provides precise and accurate ABG results within 60 seconds without exposure to potentially infectious blood or depleting the patient's blood supply (the "SensiCath System"). ABG tests measure oxygen ("O2"), carbon dioxide ("CO2") and acid-base ("pH") in a sample of blood taken from a patient's artery. These tests, which are among the most frequently ordered and most urgently needed tests for critically ill and unstable patients, are the foremost indicators of the body's ability to absorb and use oxygen. Results of ABG tests provide a basis for medical treatment and intervention and are required to accurately regulate the patient's respiratory support system. The Company believes that the SensiCath System is the first ABG analyzer to be integrated into both an arterial pressure monitoring line and a critical care patient monitoring system. The SensiCath System utilizes a disposable, fiberoptic sensor device (the "SensiCath Sensor") connected to a small modular instrument (the "ABG Module") that is part of the Company's OpticalCAM instrumentation ("OpticalCAM"). The SensiCath System is able to either stand alone or interface with various monitoring platforms, including monitoring systems produced and installed by Marquette Medical Systems, Inc., SpaceLabs Medical, Inc., and the Hewlett-Packard Company. These three producers account for approximately 80% of the installed base of critical care monitoring instrumentation in the United States.

In May of 1997, the Company voluntarily initiated an action to recover all customer inventory of SensiCath Sensors due to a limited number of performance variations in pH readings on certain patient applications. These performance variations were caused by an interfering agent, called bilirubin, which is elevated in patients that have underdeveloped or failing livers. At the same time, the Company notified the FDA of its action to recover all customer inventory of sensors. In July 1997, the FDA notified the Company that the voluntary action was classified as a product recall. The Company complied with all requirements of the FDA recall action and retrieved all Sensors from customers. In December 1997, the Company completed a number of enhancements to the SensiCath Sensor including enhancements to the pH sensor that reduced potential interference from bilirubin to clinically acceptable levels.

In the fourth quarter of 1997 and early 1998, the Company achieved a number of important strategic milestones. These milestones include enhancements to the system that improve sensor performance and ease of use and expand its application in the patient-connected segment of the point-of-care blood gas monitoring market; and implementing aggressive marketing programs for the OpticalCAM instrumentation. The Company began commercial distribution of the enhanced sensor in December 1997.

In January 1998, the Company entered into an agreement with Instrumentation Laboratory Company ("IL") for worldwide distribution of the Company's SensiCath Sensors and OpticalCAM instrumentation. IL will market and distribute the Company's products throughout the world under the names GEM SensiCath and GEM OpticalCAM. The Company has agreed to supply IL with SensiCath Sensors, on an exclusive basis, through 2004 and on a non-exclusive basis through 2007. The Company has also agreed to supply IL with OpticalCAM Instruments, on a semi-exclusive basis, through 2004. The Company retains the right to sell OpticalCAM Instruments to manufacturers of physiological monitoring, ventilator and anesthesia delivery systems. In January 1998, IL also purchased 441,203 shares of Common Stock from the Company, which represented 4.99% of the Company's outstanding Common Stock following completion of the transaction, at a price of $5.00 per share for a total price of $2,206,015.

RESULT OF OPERATIONS

Fiscal Years Ended December 31, 1997 and 1996

Net sales were $140,936 and $163,068 for 1997 and 1996, respectively. Sales in 1997 were adversely affected by the Company's action in May of 1997 to voluntarily recall its product as described above. The Company completed a number of significant product enhancements in the second half of 1997 and began commercial distribution of the enhanced sensor in December 1997. In 1997, approximately 64% of net sales were from the sale of SensiCath Sensors, and approximately 36% of net sales were from the placement of OpticalCAM instrumentation. Sales in 1996 were primarily from sensors purchased by customers and third parties for evaluation purposes. The Company did not have any instrument sales in 1996.

Costs of products sold were $2,195,714 and $1,369,221 in 1997 and 1996, respectively, an increase of $826,493. A total of $446,000 of the increase for 1997 represents a write-down of OpticalCAM inventories to estimated market value. The amount of the write-down reflects the difference between the Company's estimated net realizable value based on the future selling price to its customers of the OpticalCAM System and the cost of inventories on hand or on order at the end of 1997. The major component of cost of products sold for 1997 and the primary reason for the increase from 1996 to 1997, excluding the inventory write-down, is manufacturing infrastructure costs necessary for anticipated future sales levels, which was established to its current level in the latter part of 1996. Under the agreement between the Company and IL, the Company has agreed to sell OpticalCAM instrumentation to IL at the lower of the Company's direct cost of manufacturing or previously scheduled amounts. Accordingly, the Company does not expect to generate any gross margin from the sale of OpticalCAM instrumentation in future periods. The Company has reduced the cost of manufacturing the OpticalCAM instrumentation to the anticipated approximate selling price and initiated programs to reduce the cost of manufacturing sensors. The Company expects an improving relationship between sales and cost of product sold for sensors once sales volumes for sensors begin to increase. Gross margins in future periods will also be affected by the mix of sensor sales and instrumentation sales in future periods. The Company believes it has the capacity to increase production levels to approximately 50,000 sensors per year without materially increasing manufacturing infrastructure costs.

Research and development expenses were $4,975,037 and $5,632,458 in 1997 and 1996, respectively, a decrease of $657,421, or 12% in 1997. The Company completed development of the OpticalCAM in late 1996, which was a significant component of research and development expense in 1996 that did not recur in 1997, and the Company spent less on clinical research activities during 1997 as the SensiCath System reached development maturity. These two factors accounted for the majority of the decrease in research and development expenses. Research and development expenses also included payments under an agreement with Marquette Medical Systems, Inc. entered into in September 1995 pursuant to which the Company acquired ownership of the technology used in the SensiCath System. Payments to Marquette were $500,000 and $553,250 in 1997 and 1996, respectively. The Company is obligated to make a final payment of $500,000 if Marquette sells certain minimum quantities of ABG Modules. The Company currently expects to make this final payment to Marquette in 1998. The Company anticipates that 1998 research and development expenses will remain at levels comparable to that experienced in 1997 due to planned development of new sensors to measure additional blood analytes and further product enhancements, including planned cost reduction programs.

Selling, general and administrative expenses were $5,496,772 and $4,102,147 in 1997 and 1996, respectively, an increase of $1,394,625, or 34%, in 1997. The increase is attributable primarily to organizational expansion of sales and marketing and product positioning activities beginning the latter half of 1996. During late 1996, the Company completed the initial hiring of its sales and marketing staff to support product positioning and initial product launch activities. Salaries and benefits for the expanded sales and marketing staff and travel expenses related to their activities and depreciation for OpticalCAM demonstration units accounted for a significant portion of the increase in selling, general and administrative expenses in 1997. The Company's administrative expenses decreased slightly in 1997 from the prior year. The Company expects selling, general and administrative expenses to increase only moderately in 1998 because the Company does not plan to increase its sales and marketing staff.

Net interest income decreased $308,824 to $1,246,662 in 1997 from $1,555,486 in 1996, due to declining cash reserves resulting from negative cash flows.

The Company incurred a net loss of $11,333,358 in 1997 compared to a net loss of $9,385,272 in 1996. Since inception, the Company has incurred a cumulative net loss of $46,548,720. The increase in net loss in 1997 was primarily due to the increase in operating expenses described above. The Company anticipates that its operating losses will continue for the foreseeable future.

Fiscal Years Ended December 31, 1996 and 1995

The Company had no sales in 1995 as the Company received regulatory clearance to market the SensiCath System in January 1996. Net sales for 1996 were $163,068. In 1996, approximately 62% of sales were to Marquette for demonstration purposes and for clinical marketing studies, approximately 18% of sales were to international distributors for demonstration purposes, and approximately 20% of sales were commercial sales to customers.

Costs of products sold in 1996 were primarily related to the establishment of commercial manufacturing operations and manufacturing of sensors for marketing studies and other testing purposes. Costs of products sold were $1,369,221 in 1996. In 1995, comparable costs of

$981,151 were recorded as research and development expenses because the Company had no sales in that period. The increase in 1996 from comparable costs in 1995 resulted from increased activities to scale up manufacturing to meet anticipated future sales demand.

Research and development expenses were $5,632,458 and $5,995,344 (including $981,151 related to manufacturing costs described above) in 1996 and 1995, respectively. Research and development expenses included payments under the 1995 technology acquisition agreement with Marquette of $553,250 and $759,750 in 1996 and 1995, respectively. Research and development expenses (excluding payments to Marquette and 1995 manufacturing costs included in research and development expenses) increased $864,765, or 21%, in 1996 from 1995. This increase is primarily attributable to development expenses incurred for the Company's OpticalCAM monitor.

Selling, general and administrative expenses were $4,102,147 and $2,293,435 in 1996 and 1995, respectively. Selling, general and administrative expenses included amortization of deferred compensation expenses (for options granted in 1995) of $623,452 and $1,008,467 in 1996 and 1995, respectively. Selling, general and administrative expenses (after adjusting for compensation expenses described above) increased $2,193,727, or 171%, in 1996 from the prior year. During 1996, the Company completed the initial hiring of its sales and marketing staff. Salaries and benefits for the expanded sales and marketing staff and travel expenses related to their activities accounted for a significant portion of the increase in 1996. The Company's administrative expenses also increased primarily due to the Company's higher level of activity associated with initial commercialization of the Company's products and additional costs associated with being a public company.

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

LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has financed its operations primarily through the sale of equity securities. From inception through December 31, 1995, the Company raised net proceeds of $30,400,000 from private equity financings and stock option exercises. In the first quarter of 1996, the Company completed an initial public offering of 2,875,000 shares of Common Stock. The net proceeds to the Company from the public offering were approximately $33,916,000. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "OPSI."

In January 1998, the Company sold 441,203 shares of Common Stock to IL, which represented 4.99% of the Company's outstanding Common Stock following completion of the transaction, at a price of $5.00 per share for a total price of $2,206,015. The Company granted IL and its affiliates certain pre-emptive rights to participate in future sales of equity securities by the Company, and certain demand and incidental registration rights under a registration rights agreement previously entered into by the Company and shareholders that purchased shares of stock in private transactions prior to the Company's initial public offering in February 1996. IL is prohibited from selling or otherwise transferring its shares of Common Stock for a period of one year, except to an affiliate or pursuant to the exercise of its registration rights. IL and its affiliates are also subject to certain standstill provisions for a period of five years that prohibit them from (a) acquiring more than 5.0% of the Company's outstanding Common Stock, (b) entering into a voting agreement with respect to the shares IL purchased from the Company, (c) participating in any proxy solicitation or becoming a participant in an election contest, or (d) joining a group for the purpose of acquiring, holding, voting or disposing of shares of Common Stock.

The Company's cash and cash equivalents were $17,101,130 and $30,134,800 at December 31, 1997 and December 31, 1996, respectively. The decrease in the Company's cash balance is due to the operating losses described above. The Company incurred cash expenditures of $11,949,325 for operations and $1,127,097 for capital expenditures in 1997. In addition, the Company acquired equipment and tooling under capital leases for a total of $679,892 in 1997. The capital equipment expenditures were principally for the acquisition of OpticalCAM instrumentation for demonstration and promotional purposes, tooling and equipment for commercial production of the Company's products and for research and development purposes. As of December 31, 1997, the Company had no material commitments outstanding for tooling and equipment.

As of December 31, 1997, the Company had commitments outstanding for approximately $557,000 to purchase inventory components for its OpticalCAM instrumentation. The Company increased its inventory levels during 1997 to support future product sales. A substantial portion of the inventory level at December 31, 1997 consisted of key components and ABG Modules and OpticalCAM monitors for which the Company relies on sole suppliers.

The Company believes that sufficient liquidity is available to satisfy its working capital through 1998 and into early 1999.

YEAR 2000 SOFTWARE PERFORMANCE EXPOSURE

The Company has determined that the software embedded in the AMB modules is Year 2000 compliant and that its internal computer information systems are either Year 2000 compliant or will be modified to be Year 2000 compliant in 1998 without any significant interruption to the Company's operations. The Company has initiated discussions with its significant suppliers, large customers and financial institutions to ensure that those parties have appropriate plans to remediate Year 2000 issues where their systems interface with the Company's systems or otherwise impact its operations. The Company is assessing the extent to which its operations are vulnerable should those organizations fail to remediate properly their computer systems. The Company's Year 2000 initiative is being managed by internal staff and is scheduled to be completed in early 1999. While the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no assurance that the systems of other companies which may impact the Company's operations will be converted on a timely basis and will not have a material effect on the Company. The cost of the Year 2000 initiatives is not expected to be material to the Company's results of operations or financial position.

CERTAIN IMPORTANT FACTORS

There are several important factors that could cause the Company's actual results to differ materially from those anticipated by the Company or which are reflected in any forward-looking statement of the Company. These factors, and their impact on the success of the Company's operations and its ability to achieve its goals include the following:

- MARKET ACCEPTANCE OF THE SENSICATH SYSTEM. The Company's future revenues will depend on market acceptance of the SensiCath System. The Company will need to demonstrate to health care professionals, hospital administrators and third-party payors the accuracy, reliability, ease of use, safety and cost effectiveness of the SensiCath System. In order to use the SensiCath System, hospitals need to acquire the OpticalCAM instrumentation, which may require capital expenditure approvals by the hospital.

- SALES BY INSTRUMENTATION LABORATORY. The Company's future revenues will depend almost exclusively on sales of the Company's products by IL. In January 1998, the Company entered into a seven-year strategic partnership with IL for worldwide distribution of the Company's SensiCath Sensors and OpticalCAM instrumentation. IL will market and distribute the Company's products throughout the world under the names GEM SensiCath and GEM OpticalCAM. The Company will supply IL with SensiCath Sensors, on an exclusive basis, through 2004 and on a non-exclusive basis through 2007. The Company will also supply IL with OpticalCAM Instruments, on a semi-exclusive basis, through 2004. The Company retains the right to sell OpticalCAM Instruments to manufacturers of physiological monitoring, ventilator and anesthesia delivery systems. Although IL is required to purchase sufficient quantities of products from the Company that will result in pre-established annual minimum revenues to the Company in order to maintain exclusivity, there can be no assurance that IL will achieve sufficient sales for the Company to substantially increase revenues or achieve profitability.

- MANUFACTURING AND SUPPLY. The Company's future plans include planned enhancements to the SensiCath Sensor that will reduce the Company's manufacturing costs. Although the Company has established and validated manufacturing processes, equipment and infrastructure to manufacture sensors in volumes that will be necessary to achieve significant revenues, the Company has limited experience in producing sensors at these volumes. A failure to implement the planned cost reduction programs in a timely manner or to successfully scale-up manufacturing of sensors could have a material adverse effect on the Company. Currently, the Company has only one supplier for the ABG Module, the OpticalCAM Monitor and certain other key components. Any disruption or delay in the supply of key components or instrumentation could have a material adverse effect on the Company.

- COMPETITION. Competition among companies attempting to provide ABG and other critical blood analyte analysis at the point-of-care is intense and increasing. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than the Company's products or that would render the Company's products obsolete or non-competitive.

- REGULATORY APPROVALS. The Company's ability to market its current products and any products that it may develop in the future requires clearances or approvals from the FDA and other governmental agencies, including, in some instances, foreign and state agencies. The process for maintaining and obtaining necessary regulatory clearances and approvals can be expensive and time consuming. There can be no assurance that the Company will be able to maintain or obtain necessary regulatory approvals and clearances in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                              Financial Statements


                     Years ended December 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors............................................1

Audited Financial Statements

Balance Sheets............................................................2
Statements of Operations..................................................3
Statement of Shareholders' Equity.........................................4
Statements of Cash Flows.................................................12
Notes to Financial Statements............................................13

                         Report of Independent Auditors


Board of Directors
Optical Sensors Incorporated

We have audited the accompanying balance sheets of Optical Sensors Incorporated (a development stage company) as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 and the period from May 23, 1989 (inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Sensors Incorporated (a development stage company) at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 and the period from May 23, 1989 (inception) to December 31, 1997, in conformity with generally accepted accounting principles.

                                        /s/ Ernst & Young LLP


February 12, 1998

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                                 Balance Sheets


                                                            DECEMBER 31
                                                      1997              1996
                                                -------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                        $17,101,130     $30,134,800
   Accounts receivable                                   27,100          91,040
   Inventories                                        2,017,497         931,917
   Prepaid expenses and other current assets             70,491         200,731
                                                -------------------------------
Total current assets                                 19,216,218      31,358,488

Property and equipment:
   Leased equipment                                     679,892               -
   Research and development equipment                   594,542         292,488
   Leasehold improvements                               259,172         199,211
   Furniture and equipment                              109,214          77,895
   Marketing equipment                                  986,483         344,448
   Production equipment                                 259,363         167,635
                                                -------------------------------
                                                      2,888,666       1,081,677
   Less accumulated depreciation                       (974,887)       (488,043)
                                                -------------------------------
                                                      1,913,779         593,634
Other assets:
   Patents                                              434,752         328,630
   Other assets                                          60,785          88,445
                                                -------------------------------
                                                        495,537         417,075
                                                -------------------------------
Total assets                                        $21,625,534     $32,369,197
                                                ===============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                 $   437,039     $   740,804
   Employee compensation                                404,513         577,228
   Other liabilities and accrued expenses                 2,154           1,541
   Obligations under capital lease,
     current portion                                    152,756               -
                                                -------------------------------
Total current liabilities                               996,462       1,319,573

Obligations under capital lease,
less current portion                                    472,206               -

Shareholders' equity:
   Preferred Stock, par value $.01 per share
     Authorized shares--5,000,000
   Common Stock, par value $.01 per share:
     Authorized shares--30,000,000
     Issued and outstanding shares 1997--
     8,400,554; 1996--8,341,497                          84,006          83,415
   Additional paid-in capital                        67,088,370      66,974,345
   Deficit accumulated during
   the development stage                            (46,548,720)    (35,215,362)
   Deferred compensation                               (221,790)       (547,774)
   Note receivable from officer                        (245,000)       (245,000)
                                                -------------------------------
Total shareholders' equity                           20,156,866      31,049,624
                                                -------------------------------
Total liabilities and
shareholders' equity                                $21,625,534     $32,369,197
                                                ===============================

See accompanying notes.

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                            Statements of Operations




                                                                                               CUMULATIVE
                                                                                              MAY 23, 1989
                                                  YEAR ENDED DECEMBER 31                     (INCEPTION) TO
                                    ----------------------------------------------------       DECEMBER 31,
                                         1997              1996               1995                1997
                                    ---------------------------------------------------------------------------

Net sales                           $      140,936     $    163,068       $         -          $    304,004
Cost of goods sold                      (2,195,714)      (1,369,221)                -            (3,564,935)
                                    ---------------------------------------------------------------------------
Gross margin                            (2,054,778)      (1,206,153)                -            (3,260,931)

Operating expenses:
   Research and development              4,975,037        5,632,458         5,955,344            29,997,903
   Selling, general and
   administrative                        5,496,772        4,102,147         2,293,435            16,517,731
                                    ---------------------------------------------------------------------------
Total operating expenses                10,471,809        9,734,605         8,248,779            46,515,634
                                    ---------------------------------------------------------------------------

Operating loss                         (12,526,587)     (10,940,758)       (8,248,779)          (49,776,565)

Interest expense                           (21,143)               -           (19,333)             (162,528)
Interest income                          1,267,805        1,555,486           137,095             3,443,806
Other expense                              (53,433)               -                 -               (53,433)
                                    -----------------------------------------------------------------------------
                                         1,193,229        1,555,486           117,762             3,227,845
                                    ----------------------------------------------------------------------------
Net loss and deficit accumulated
during development stage            $  (11,333,358)     $(9,385,272)      $(8,131,017)         $(46,548,720)
                                    ===============================================================================

Net loss per common share:
   Basic and diluted                $        (1.35)    $      (1.30)      $    (19.27)         $     (11.44)

Shares used in calculation of
net loss per share:
     Basic and diluted                   8,375,000        7,222,000           421,900             4,069,000


See accompanying notes.

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                        Statement of Shareholders' Equity

            Period from May 23, 1989 (inception) to December 31, 1997


                                                      SERIES A                    SERIES B                    SERIES C
                                                    CONVERTIBLE                  CONVERTIBLE                 CONVERTIBLE
                                                  PREFERRED STOCK              PREFERRED STOCK             PREFERRED STOCK
                                            -------------------------------------------------------------------------------------
                                               SHARES         AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
                                            -------------------------------------------------------------------------------------

Subscriptions for sale of Common Stock at
   $.45 per share
Payments received on stock subscriptions,
   net of placement costs
Issuance of Common Stock
Issuance of Common Stock for consulting
   services
Net loss for period of May 23, 1989
   (inception) to December 31, 1989
                                            -------------------------------------------------------------------------------------
Balance at December 31, 1989

Issuance of Common Stock, net of offering
   costs of $121,502
Issuance of Common Stock for services
   provided in the private placement
Issuance of Common Stock for consulting
   services
Issuance of Common Stock upon debt
   conversion in April, conversion price
   of $4.50 per share
Payments received on stock subscription
Issuance of Common Stock in July at $9.00
   per share
Net loss
                                            -------------------------------------------------------------------------------------
Balance at December 31, 1990

Issuance of Series A Convertible Preferred
   Stock net of offering costs of $49,904       94,370          $944
Issuance of Common Stock for technology
Net loss
                                            -------------------------------------------------------------------------------------
Balance at December 31, 1991                    94,370           944



                                                DEFICIT
                                              ACCUMULATED
       COMMON STOCK           ADDITIONAL       DURING THE         COMMON          PREFERRED
   --------------------        PAID-IN        DEVELOPMENT          STOCK            STOCK           DEFERRED
   SHARES        AMOUNT        CAPITAL           STAGE         SUBSCRIPTION      SUBSCRIPTION     COMPENSATION         TOTAL
-----------------------------------------------------------------------------------------------------------------------------------


    127,037       $1,270      $   57,022                      $(58,292)                                            $        -

                                  (3,987)                       55,792                                                 51,805
      9,560           96          13,205                       (10,000)                                                 3,301

        350            4           1,256                                                                                1,260

                                               $(181,793)                                                            (181,793)
--------------------------------------------------------------------------------------------------------------------------------
    136,947        1,370          67,496        (181,793)      (12,500)                                              (125,427)


     92,678          927         711,671                                                                              712,598

      6,260           63             (63)                                                                                   -

        640            6           5,751                                                                                5,757


     26,088          261         117,135                                                                              117,396
                                                                12,500                                                 12,500

     16,667          167         149,833                                                                              150,000
                                                (636,266)                                                            (636,266)
--------------------------------------------------------------------------------------------------------------------------------
    279,280        2,794       1,051,823        (818,059)            -                                                236,558


                               1,011,652                                      $(10,635)                             1,001,961
     2,778            28          24,972                                                                               25,000
                                              (1,511,013)                                                          (1,511,013)
--------------------------------------------------------------------------------------------------------------------------------
    282,058        2,822       2,088,447      (2,329,072)            -         (10,635)                              (247,494)


                          Optical Sensors Incorporated
                          (A Development Stage Company)

                  Statement of Shareholders' Equity (continued)




                                                      SERIES A                    SERIES B                    SERIES C
                                                    CONVERTIBLE                  CONVERTIBLE                 CONVERTIBLE
                                                  PREFERRED STOCK              PREFERRED STOCK             PREFERRED STOCK
                                            -------------------------------------------------------------------------------------
                                               SHARES         AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
                                            -------------------------------------------------------------------------------------
Issuance of Series B Convertible Preferred
   Stock, net of offering costs of $93,903                                   418,387       $4,184
Issuance of Series B Convertible Preferred
   Stock upon debt cancellation in April
   for $12.60 per share                                                       81,129          811
Issuance of Common Stock for consulting
   services
Payment received on stock subscriptions
Net loss
                                            -------------------------------------------------------------------------------------
Balance at December 31, 1992                    94,370          $944         499,516        4,995

Issuance of Series C Convertible Preferred
   Stock, net of offering costs of $815,320                                                              958,200      $ 9,582
Issuance of Series C Convertible Preferred
   Stock upon debt cancellation                                                                           79,817          798
Issuance of Common Stock upon exercise of
   warrants
Issuance of Common Stock
Net loss
                                            -------------------------------------------------------------------------------------
Balance at December 31, 1993                    94,370           944         499,516        4,995      1,038,017       10,380

Issuance of Common Stock upon exercise of
   warrants
Value assigned to warrants issued in
   connection with debt and lease
   financings
Net loss
                                            -------------------------------------------------------------------------------------
Balance at December 31, 1994                    94,370           944         499,516        4,995      1,038,017       10,380



                                                DEFICIT
                                              ACCUMULATED
       COMMON STOCK           ADDITIONAL       DURING THE          COMMON         PREFERRED
   --------------------        PAID-IN        DEVELOPMENT          STOCK            STOCK           DEFERRED
   SHARES        AMOUNT        CAPITAL           STAGE         SUBSCRIPTION      SUBSCRIPTION     COMPENSATION         TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

                               $ 5,173,589                                                                           $  5,177,773


                                 1,021,416                                                                              1,022,227

       317     $       3             2,853                                                                                  2,856
                                                                                     $10,635                               10,635
                                              $  (3,653,474)                                                           (3,653,474)
-----------------------------------------------------------------------------------------------------------------------------------
   282,375         2,825         8,286,305       (5,982,546)      $    -                   -                            2,312,523


                                11,248,418                                                                             11,258,000

                                 1,004,924                                                                              1,005,722

     6,658            66            35,787                                                                                 35,853
       833             8             7,492                                                                                  7,500
                                                 (5,437,113)                                                           (5,437,113)
-----------------------------------------------------------------------------------------------------------------------------------
   289,866         2,899        20,582,926      (11,419,659)           -                   -                            9,182,485


      778              7             7,493                                                                                  7,500


                                    76,051                                                                                 76,051
                                                  (6,279,414)                                                          (6,279,414)
-----------------------------------------------------------------------------------------------------------------------------------
   290,644          2,906        20,666,470      (17,699,073)          -                   -                            2,986,622



                          Optical Sensors Incorporated
                          (A Development Stage Company)

                  Statement of Shareholders' Equity (continued)



                                     SERIES A           SERIES B             SERIES C             SERIES D              SERIES E
                                   CONVERTIBLE        CONVERTIBLE          CONVERTIBLE           CONVERTIBLE          CONVERTIBLE
                                 PREFERRED STOCK    PREFERRED STOCK      PREFERRED STOCK       PREFERRED STOCK      PREFERRED STOCK
                               -----------------------------------------------------------------------------------------------------

                                 SHARES AMOUNT   SHARES    AMOUNT     SHARES    AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT
                               -----------------------------------------------------------------------------------------------------
Valuation assigned to options
   issued in connection with
   a consulting agreement
Issuance of Series D
   Convertible Preferred
   Stock, net of offering
   costs of $88,501                                                                     1,900,183   $19,002
Issuance of Series D
   Convertible Preferred
   Stock upon debt
   cancellation                                                                           310,645     3,107
Issuance of Common Stock upon
   exercise of options and
   warrants
Issuance of Convertible
   Preferred Stock pursuant
   to antidilution provisions
   in Series A through C         18,853 $  189  157,061    $1,571     377,991  $  3,779
Issuance of Series E
   Convertible Preferred
   Stock, net of offering
   costs of $33,660                                                                                             370,338   $3,703
Value assigned to warrants in
   connection with debt and
   lease financing
Deferred compensation related
   to stock options
Amortization of deferred
   compensation
Net loss
                               -----------------------------------------------------------------------------------------------------

Balance at December 31, 1995    113,223  1,133 656,577      6,566   1,416,008    14,159 2,210,828    22,109     370,338    3,703









                                                     DEFICIT
                                                   ACCUMULATED
       COMMON STOCK       ADDITIONAL   OFFICER      DURING THE       COMMON         PREFERRED
   --------------------    PAID-IN    RECEIVABLE    DEVELOPMENT      STOCK            STOCK         DEFERRED
   SHARES        AMOUNT    CAPITAL    FOR STOCK       STAGE        SUBSCRIPTION    SUBSCRIPTION   COMPENSATION      TOTAL
----------------------------------------------------------------------------------------------------------------------------------


                             $6,150                                                                               $    6,150



                          5,877,647                                                                                5,896,649



                            975,689                                                                                  978,796


  319,799     $3,199        288,147     $(245,000)                                                                    46,346



                             (5,539)                                                                                       -



                          2,962,637                                                                                2,966,340


                             19,464                                                                                   19,464

                          2,179,693                                                                $(2,179,693)            -

                                                                                                     1,008,467     1,008,467
                                                    $ (8,131,017)                                                 (8,131,017)
-------------------------------------------------------------------------------------------------------------------------------

  610,443      6,105     32,970,358      (245,000)   (25,830,090)   $  -           $  -             (1,171,226)    5,777,817


                          Optical Sensors Incorporated
                          (A Development Stage Company)

                  Statement of Shareholders' Equity (continued)

                                     SERIES A           SERIES B            SERIES C             SERIES D              SERIES E
                                   CONVERTIBLE        CONVERTIBLE         CONVERTIBLE           CONVERTIBLE          CONVERTIBLE
                                 PREFERRED STOCK    PREFERRED STOCK     PREFERRED STOCK       PREFERRED STOCK      PREFERRED STOCK
                               -----------------------------------------------------------------------------------------------------

                                 SHARES    AMOUNT   SHARES    AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT
                               -----------------------------------------------------------------------------------------------------

Issuance of Common Stock in
   conjunction with public
   offering, net of expenses
   of $3,459,218
Conversion of Preferred Stock
   in conjunction with public
   offering                    (113,223)  $(1,133)(656,577)  $(6,566) (1,416,008) $(14,159) (2,210,828) $(22,109) (370,338) $(3,703)
Issuance of Common Stock upon
   exercise of options and
   warrants
Value assigned to warrants in
   connection with debt and
   lease financing
Amortization of deferred
   compensation
Net loss
                               -----------------------------------------------------------------------------------------------------

Balance at December 31, 1996          -         -        -         -           -         -           -         -         -         -
Issuance of Common Stock upon
   exercise of options and
   warrants
Value assigned to warrants in
   connection with debt and
   lease financing
Amortization of deferred
   compensation
Net loss
                               ---------------------------------------------------------------------------------------------------
Balance at December 31, 1997          -    $    -        -   $     -         -  $      -           -  $      -         -  $      -
                               ===================================================================================================

See accompanying notes.







                                                        DEFICIT
                                                      ACCUMULATED
   COMMON STOCK          ADDITIONAL      OFFICER       DURING THE       COMMON       PREFERRED
---------------------     PAID-IN       RECEIVABLE    DEVELOPMENT       STOCK          STOCK         DEFERRED
  SHARES      AMOUNT      CAPITAL       FOR STOCK        STAGE       SUBSCRIPTION   SUBSCRIPTION   COMPENSATION      TOTAL
--------------------------------------------------------------------------------------------------------------------------------




2,875,000    $28,750    $33,887,032                                                                               $33,915,782


4,766,974     47,670                                                                                                        -


   89,080        890         98,856                                                                                    99,746


                             18,099                                                                                    18,099

                                                                                                       623,452        623,452
                                                     $ (9,385,272)                                                 (9,385,272)
--------------------------------------------------------------------------------------------------------------------------------

8,341,497     83,415     66,974,345     $(245,000)    (35,215,362)   $         -   $          -       (547,774)    31,049,624


   59,057        591         97,093                                                                                    97,684


                             16,932                                                                                    16,932

                                                                                                       325,984        325,984
                                                      (11,333,358)                                                (11,333,358)
--------------------------------------------------------------------------------------------------------------------------------
8,400,554    $84,006    $67,088,370     $(245,000)   $(46,548,720)   $         -   $          -      $(221,790)   $20,156,866
================================================================================================================================

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                            Statements of Cash Flows


                                                                                                             CUMULATIVE
                                                                                                            MAY 23, 1989
                                                                                                           (INCEPTION) TO
                                                                      YEAR ENDED DECEMBER 31                DECEMBER 31,
                                                               1997            1996            1995             1997
                                                          ------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                     $(11,333,358)   $(9,385,272)    $(8,131,017)    $(46,548,720)
Adjustments to reconcile net loss to net cash used in
   operating activities:
     Depreciation and amortization                                510,537        124,452         104,800        1,145,441
     Loss on write-off of research and development
       equipment                                                        -              -               -          133,919
     Loss on write-off of prepaid royalties                             -              -         135,201          135,201
     Amortization of deferred loss on sale leaseback                    -              -               -           11,196
     Deferred compensation amortization                           325,984        623,452       1,008,467        1,957,903
     License fee financed with long-term debt                           -              -               -          193,700
     Issuance of Common Stock for services                              -              -               -           37,091
     Writedown of inventory                                       445,706              -               -          445,706
     Issuance of Common Stock in lieu of interest
       payments on notes payable                                        -              -               -           35,412
     Amortization of warrants in connection with debt
       and lease financing                                         16,933         18,099          19,464           81,030
     Issuance of options in connection with consulting
       services                                                         -              -           6,150           55,690
     Changes in operating assets and liabilities:
       Receivables                                                 63,940        (91,040)              -          (27,100)
       Inventories                                             (1,531,286)      (931,917)              -       (2,463,203)
       Prepaid expenses and other assets                           28,086        132,602        (414,391)        (589,308)
       Accounts payable and accrued expenses                     (475,867)       730,259          82,572          843,706
                                                          ------------------------------------------------------------------
Net cash used in operating activities                         (11,949,325)    (8,779,365)     (7,188,754)     (44,552,336)

INVESTING ACTIVITIES
Purchases of property, plant and equipment                     (1,806,989)      (496,084)        (66,999)      (3,511,518)
Proceeds from disposal of equipment                                     -              -               -           46,947
                                                          ------------------------------------------------------------------
Net cash used in investing activities                          (1,806,989)      (496,084)        (66,999)      (3,464,571)

FINANCING ACTIVITIES
Proceeds from sale leaseback                                            -              -               -          283,030
Net proceeds from issuance of Common Stock                         97,684     34,015,528          46,346       35,142,360
Net proceeds from issuance of Preferred Stock                           -              -       9,841,785       27,290,155
Proceeds from notes payable                                             -              -       1,053,663        3,177,926
Payments on long-term debt and lease obligations                  624,960              -      (1,142,415)        (771,934)
Reimbursement to founder and shareholder                                -              -               -           (3,500)
                                                          ------------------------------------------------------------------
Net cash provided by financing activities                         722,644     34,015,528       9,799,379       65,118,037
                                                          ------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents              (13,033,670)    24,740,079       2,543,626       17,101,130
Cash and cash equivalents at beginning of period               30,134,800      5,394,721       2,851,095                -
                                                          ------------------------------------------------------------------
Cash and cash equivalents at end of period                    $17,101,130    $30,134,800     $ 5,394,721      $17,101,130
                                                          ==================================================================


See accompanying notes.

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1997


1. BUSINESS ACTIVITY

Optical Sensors Incorporated is a development stage company engaged in developing, manufacturing and marketing fiberoptic chemical sensors for blood gas monitoring for medically unstable patients in critical and intensive care units. The Company was incorporated on May 23, 1989 and reincorporated in Delaware on January 4, 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Investments classified as cash equivalents consist primarily of commercial paper and municipal bonds. The market value of investments is based on quoted market prices which approximates cost.

INVENTORIES

Inventories are recorded at the lower of cost or market (FIFO basis).

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over three to five years. Leasehold improvements are amortized over the shorter of the term of the lease or life of the asset. Equipment under capital leases is depreciated over the lease term.

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

The Company has adopted the disclosure only provisions of the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Accordingly, the Company has made pro forma disclosures of what net loss and net loss per share would have been had the provisions of Statement 123 been applied to the Company's stock options.

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

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER SHARE

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, Earnings Per Share. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements.

3. COMMON STOCK

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

SHAREHOLDER RIGHTS PLAN

In December 1996, the Company's Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right (the "Right") for each outstanding share of Common Stock. Under certain circumstances, a Right may be exercised to purchase one one-thousandth of a share of Series A Junior Preferred Stock for $90. The rights become exercisable if a person or group acquires 15 percent or more of the Company's outstanding Common Stock, subject to certain exceptions. If a person

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)



3. COMMON STOCK (CONTINUED)

or group acquires 15 percent or more of the Company's outstanding Common Stock, subject to certain exceptions, each right will entitle its holder to buy Common Stock of the Company having a market value of twice the exercise price of the Right. The Rights expire in December 2006 and may be redeemed by the Company for $.001 per Right at any time before, or, in certain circumstances, within 10 days (subject to extension) following the announcement that a person has acquired 15 percent or more of the Company's outstanding Common Stock. Until a Right is exercised, the holder of a Right, as such, has no rights as a shareholder of the Company.

In connection with the adoption of the Shareholder Rights Plan, the Company authorized 250,000 shares of Series A Junior Preferred Stock (the "Preferred Stock"). Subject to the rights of holders of any Senior Securities, if any, holders of the Preferred Stock are entitled to quarterly dividends, when, as and if declared by the Board of Directors, in the amount of one thousand times the aggregate per share amount of dividends paid to Common Stock shareholders. Each Preferred Stock share is entitled to one thousand votes on all matters submitted to a vote of the shareholders of the Company. The Preferred Stock has liquidation preference over the Company's Common Stock. The liquidation rate on the Preferred Stock is the greater of (a) $1,000 per share plus accrued dividends, whether or not earned or declared, or (b) an amount equal to one thousand times the amount distributed to the Common Stock shareholders.

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

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


4. CONVERTIBLE PREFERRED STOCK (CONTINUED)

In June 1993, the Company created a new class of Preferred Stock, Convertible Preferred Stock, Series C. From June 1993 to September 1993, the Company sold 958,200 shares of this new class at $12.60 per share for a total consideration of $12,073,752 less related offering costs of $815,320. In connection with the sale thereof, the Company issued warrants to a placement agent to purchase 79,869 shares of Common Stock at $7.38 per share. The warrants were exercised in 1997. See Note 5 for cancellation of related bridge loans.

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

Upon completion of the Company's initial public offering of Common Stock in February 1996, all shares of outstanding Convertible Preferred Stock were converted into 4,766,974 shares of Common Stock.

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

6. LEASES

OPERATING LEASES

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

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


6. LEASES (CONTINUED)

Total rent expense under operating leases was $869,764, $921,000 and $765,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Future minimum lease payments under noncancelable operating leases with initial or remaining terms of one year or more as of December 31, 1997 are as follows:

   Year ending December 31:
     1998                                                           $  613,194
     1999                                                              502,361
     2000                                                               48,404
     2001                                                                8,329
                                                                    -----------
                                                                    $1,172,288
                                                                    ===========

CAPITAL LEASES

In June 1997, the Company entered into an equipment lease agreement. Under the lease agreement, the Company is allowed to lease up to $2,000,000 of equipment between June 15, 1997 and June 30, 1998. Assets leased under the agreement at December 31, 1997 were approximately $680,000 with a related obligation of $624,962 at December 31, 1997. The terms of each lease schedule under the lease are 42 months with payments due the first of each month.

Future payments under capital leases are as follows:

   1998                                                           $227,302
   1999                                                            227,302
   2000                                                            259,839
   2001                                                             71,460
   Thereafter                                                            -
                                                           ----------------
                                                                   785,903
   Less amount representing payment of interest                   (160,941)
                                                           ----------------
                                                                   624,962
   Less current portion                                           (152,756)
                                                           ----------------
   Long-term capital lease obligations                            $472,206
                                                           ================

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


7. INCOME TAXES

At December 31, 1997, the Company has cumulative net operating loss carryforwards for tax purposes of approximately $42,920,000 plus research and development tax credit carryforwards of approximately $1,000,000. These carryforwards are available to offset future taxable income through 2012.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                          DECEMBER 31
                                                    1997              1996
                                              ----------------------------------
Deferred tax assets:
   Net operating loss carryforwards                $15,900,000      $11,900,000
   Tax credit carryforwards                          1,000,000        1,000,000
   Deferred compensation on stock options              724,000          604,000
   Vacation accrual                                     86,000           71,000
   Book over tax depreciation                          239,000           98,000
                                              ----------------------------------
Total deferred tax assets                           17,949,000       13,673,000

Deferred tax liabilities:
   Other                                                33,000                -
                                              ----------------------------------
Total deferred tax liabilities                          33,000                -
                                              ----------------------------------
Net deferred tax assets                             17,916,000       13,673,000
Valuation allowance                                (17,916,000)     (13,673,000)
                                              ----------------------------------
                                                   $         -      $         -
                                              ==================================

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


8. STOCK OPTIONS AND WARRANTS

The Company has three stock option plans that include both incentive and non-statutory stock options to be granted to directors, officers, employees and consultants of the Company. Option activity is summarized as follows:


                                                        OPTIONS       WEIGHTED
                                            SHARES    OUTSTANDING     AVERAGE
                                                     ---------------  EXERCISE
                                          AVAILABLE      TOTAL       PRICE PER
                                          FOR GRANT      SHARES        SHARE
                                        ----------------------------------------
Balance at December 31, 1994                   42,282       342,607      $9.04
  Additional shares reserved                  948,444             -       -
  Granted--incentive stock options           (698,666)      698,666       1.25
  Granted--non-statutory stock options       (289,240)      289,240        .94
  Options canceled                            305,854      (305,854)      8.84
  Options exercised                                 -      (319,861)       .91
                                        -----------------------------
Balance at December 31, 1995                  308,674       704,798       1.80
  Granted--incentive stock options           (151,650)      151,650       8.42
  Options canceled                             36,140       (36,140)      4.62
  Options exercised                                 -       (86,300)       .94
                                        -----------------------------
Balance at December 31, 1996                  193,164       734,008       3.11
  Granted--incentive stock options           (148,205)      148,205       5.22
  Options canceled                             24,986       (24,986)      5.71
  Options exercised                                 -       (40,032)      1.28
                                        -----------------------------
Balance at December 31, 1997                   69,945       817,195      $3.50
                                        =============================

The weighted average fair value of options granted is summarized as follows:

                                                        1997     1996     1995
                                                  ------------------------------
Stock price equals exercise price                       $3.02     $5.26   $4.03
Stock price is greater than exercise price                  -      5.41    2.70

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


8. STOCK OPTIONS AND WARRANTS (CONTINUED)

The exercise price of options outstanding at December 31, 1997 ranged from $.90 to $13.00 per share, as summarized in the following table:

                                               WEIGHTED AVERAGE         NUMBER OF      WEIGHTED AVERAGE
      RANGE OF       SHARES OUTSTANDING AT   REMAINING CONTRACTUAL       SHARES          EXERCISE PRICE
   EXERCISE PRICE      DECEMBER 31, 1997             LIFE              EXERCISABLE         PER SHARE
 ---------------------------------------------------------------------------------------------------------

 $  .90 to 4.50     487,762                         7.50 years            265,865     $  1.18
   4.51 to 9.00     272,683                         7.71 years             59,991        6.03
  9.01 to 13.00      56,750                         7.92 years             23,790       11.35
                    --------------------------------------------------------------
       Total        817,195                         7.74 years            349,646     $  3.50
                    ==============================================================

The number of shares exercisable at December 31, 1996 and 1995 was 239,784 and 197,897, respectively, at a weighted average exercisable price per share of $3.06 and $1.90, respectively.

Pro forma information regarding net loss and net loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                             1997          1996          1995
                                      ------------------------------------------

  Expected stock price volatility            75%            78%          78%
  Risk-free interest rate                    6.5%          5.5%          6.3%
  Expected life of options                 7 years        7 years      7 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


8. STOCK OPTIONS AND WARRANTS (CONTINUED)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                             1997          1996          1995
                                      ------------------------------------------

Pro forma net loss                       $11,714,634    $9,451,264    $8,131,017
Pro forma net loss per common share:
  Basic and diluted                         $1.40          $1.31        $2.70

These pro forma amounts may not be indicative of future years' amounts since the Statement provides for a phase-in of option values beginning with those granted in 1995.

At December 31, 1997, the Company has total exercisable warrants outstanding to purchase shares of its Common Stock as follows: 36,262 shares at $9.00 per share, 26,871 shares at $12.60 per share, 71,471 shares at $3.15 per share. These warrants expire at various dates in 1998 through 2001.

DEFERRED COMPENSATION

For options granted during the period June 17, 1995 through October 3, 1995 to purchase a total of 971,640 shares of Common Stock at exercise prices ranging from $.90 to $2.70 per share, the Company recognized in August 1995, $2,179,693 as deferred compensation for the excess of the deemed value for accounting purposes of the Common Stock issuable upon exercise of such options over the aggregate exercise price of such options. The deferred compensation expense is amortized ratably over the vesting period of the options. Deferred compensation expense was $325,984, $623,452 and $1,008,467 for the years ended December 31, 1997, 1996 and 1995, respectively.

The remaining unamortized deferred compensation is expected to be charged to operations as follows:

1998                                            $166,186
1999                                              55,605
                                         -------------------
                                                $221,791
                                         ===================

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)

9. TECHNOLOGY AGREEMENTS

In August 1991, the Company entered into an agreement to purchase certain fiberoptic chemical sensor technology for $10,000. In addition, the Company issued 2,778 shares of Common Stock to the licensor upon assignment of the technology. The Company has agreed to pay royalties on sales of industrial and environmental products for which the technology purchased is a significant part. The royalties shall be 5%, 4% and 3% on the first, second and third $10 million sales increments and 2% on sales in excess of $40 million. For sales of such products by any future licensees of the Company, the Company shall pay 25% of all licensing fees received up to $500,000 and 10% thereafter. The Company has made all payments for the technology. The Company does not intend to use the technology in the future and, therefore, does not anticipate paying any royalties under the agreement.

In September 1995, the Company entered into an agreement with Marquette Medical Systems, Inc. to acquire exclusive ownership of certain technology that had been jointly developed by the Company and Marquette. In consideration for the technology, the Company has agreed to pay $2,000,000 payable as follows:
$500,000 upon execution of the agreement, $500,000 upon completion of the technology, $500,000 once the product has been sold and installed in 20 hospitals and $500,000 once the product has been sold and installed in an additional 50 hospitals. The Company also agreed to pay $50,000 per month for engineering and technical support from August 1, 1995 through January 31, 1996. As of December 31, 1997, the Company has a remaining obligation of $500,000 under this agreement which will become payable if Marquette meets the product sales requirements.

10. PURCHASE COMMITMENTS

The Company has entered into purchase commitments with two companies for the purchase of Arterial Blood Gas Modules and OpticalCAM instruments. Under the terms of the agreements, the Company has agreed to purchase, under a specified pricing structure, a fixed number of units in 1998. As of December 31, 1997, the Company is committed to purchase $556,815 of inventory during 1998.

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


11. EMPLOYMENT AGREEMENT

The Company has an employment agreement ("agreement") with the President and Chief Executive Officer of the Company. The agreement provides for a base salary of $185,000 per year, which may be increased by the Board of Directors and provides for an annual incentive bonus in an amount not less than 20% of the base salary if the Company reaches milestones agreed to by the Board and the President. The President also receives an automobile allowance of $500 per month. The agreement requires the President to assign to the Company patents and other proprietary rights related to the Company's business and to keep the Company's proprietary information confidential. The President is also prohibited from competing with the Company for a period of one year following termination of employment with the Company. Additionally, the agreement provides for severance pay equal to twelve months of base salary if the President is terminated without cause.

In connection with the employment agreement, the Company granted the President options to purchase 121,162 shares of Common Stock at a price of $9.00 per share. In August of 1995, these options were canceled, and the Board of Directors granted the President a non-statutory option to purchase 272,222 shares of Common stock at a price of $.90 per share.

In September 1995, the President exercised this option under the Company's 1991 Stock Option Plan to purchase 272,222 shares of Common Stock at a price of $.90 per share. The right to retain certain of the shares is subject to the President's continued employment through August 2, 1999. As payment for the shares, the President executed a $245,000 promissory note, payable in full on August 1, 1998, at an interest rate of 5.91%. The note is secured by the shares of Common Stock and proceeds of any dividend or other distribution attributable to the shares. The compensation expense associated with this transaction is part of the amounts disclosed in Note 8.

12. EMPLOYEE BENEFIT PLANS

In July 1992, the Company adopted a 401(k) savings plan. Employees employed on July 1, 1992 were automatically eligible to participate and employees hired after July 1, 1992 are eligible to participate after six months of service and attaining the age of 21. Employees may contribute up to the maximum amount which will not violate provisions

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


12. EMPLOYEE BENEFIT PLANS (CONTINUED)

of the Plan or cause the Plan to exceed the maximum amount allowable as a deduction to the employer. The Company, at its discretion, may make matching contributions equal to a percentage of the employee's contribution. The Company did not contribute to the Plan in 1997, 1996 or 1995.

13. EMPLOYEE STOCK PURCHASE PLAN

In December 1996, the Company adopted an Employee Stock Purchase Plan. Eligible employees can authorize payroll withholdings in each pay period to be designated for stock purchase. Payroll deductions cannot exceed 10% of total compensation and no more than 1,500 shares may be purchased by any one employee in one offering period. There are four three-month offering periods in each year, in which employees may purchase shares of Common Stock at the end of each three-month offering period at a price equal to 85% of the market price on the first or last day of the offering period, whichever is lower. Shares issued under the plan at December 31, 1997 were 8,711.

14. SUBSEQUENT EVENT

In January 1998, the Company entered into an agreement with Instrumentation Laboratory Company (IL) for worldwide distribution of the Company's SensiCath Sensors and OpticalCAM Instruments. IL will market and distribute the Company's products throughout the world under the names GEM SensiCath and GEM OpticalCAM. The Company has agreed to supply IL with SensiCath Sensors, on an exclusive basis, through 2004 and on a non-exclusive basis through 2007. The Company has also agreed to supply IL with OpticalCAM Instruments, on a semi-exclusive basis, through 2004. The Company retains the right to sell OpticalCAM Instruments to manufacturers of physiological monitoring, ventilator and anesthesia delivery systems. IL is required to purchase sufficient quantities of products from the Company under the agreement that will result in preestablished annual minimum revenues to the Company. These quotas increase each year during the first five years of the agreement. If IL fails to meet the quota requirements, the Company has the right to convert IL's exclusive right to a non-exclusive right. If there is a change in control of the Company, the Company will have the right to convert the agreement into a non-exclusive distributorship agreement. If the Company exercises this right, IL will have the right to terminate the agreement.

                          Optical Sensors Incorporated
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)


14. SUBSEQUENT EVENT (CONTINUED)

In January 1998, the Company also sold 441,203 shares of Common Stock to IL, which represented 4.99% of the Company's outstanding Common Stock following completion of the transaction, at a price of $5.00 per share for a total price of $2,206,015. The Company granted IL and its affiliates certain pre-emptive rights to participate in future sales of equity securities by the Company, and certain demand and incidental registration rights under a registration rights agreement previously entered into by the Company and shareholders that purchased shares of stock in private transactions prior to the Company's initial public offering in February 1996. IL is prohibited from selling or otherwise transferring its shares of Common Stock for a period of one year, except to an affiliate or pursuant to the exercise of its registration rights. IL and its affiliates are also subject to certain standstill provisions for a period of five years that prohibit them from (a) acquiring more than 5.0% of the Company's outstanding Common Stock, (b) entering into a voting agreement with respect to the shares IL purchased from the Company, (c) participating in any proxy solicitation or becoming a participant in an election contest, or (d) joining a group for the purpose of acquiring, holding, voting or disposing of shares of Common Stock.